Table of Contents
Report to Shareholders
Management’s Discussion and Analysis
1.	Highlights	1
2.	Introduction	2
3.	About CAE	3
4.	Foreign exchange	11
5.	Non-GAAP and other financial measures	13
6.	Consolidated results	15
7.	Results by segment	18
8.	Consolidated cash movements and liquidity	26
9.	Consolidated financial position	27
10.	Business combinations	29
11.	Change in accounting standards	30
12.	Controls and procedures	30
13.	Selected quarterly financial information	31
Consolidated Interim Financial Statements
Consolidated statement of financial position		32
Consolidated income statement		33
Consolidated statement of comprehensive (loss) income		34
Consolidated statement of changes in equity		35
Consolidated statement of cash flows		36
Notes to the Consolidated Interim Financial Statements (Unaudited)
Note 1 – Nature of operations and summary of significant accounting policies		37
Note 2 – Business combinations		38
Note 3 – Investments in joint ventures		40
Note 4 – Accounts receivable		40
Note 5 – Provisions		41
Note 6 – Debt facilities and finance expense, net		41
Note 7 – Other (gains) losses, net		42
Note 8 – Earnings per share and dividends		43
Note 9 – Employee compensation		43
Note 10 – Supplementary cash flows information		43
Note 11 – Government assistance		44
Note 12 – Restructuring, integration and acquisition costs		44
Note 13 – Related party transactions		45
Note 14 – Operating segments and geographic information		46

Report to Shareholders

CAE reported financial results for the third quarter ended December 31, 2012. Net income attributable to equity holders was $37.8 million ($0.15 per share) this quarter, compared to $45.6 million ($0.18 per share) last year. All financial information is in Canadian dollars.

Excluding $8.8 million (after-tax) of restructuring, integration and acquisition costs this quarter, net income attributable to equity holders was $46.6 million ($0.18 per share).

Revenue for the quarter was $522.1 million, 15% higher than $453.1 million last year.

“Our results for the quarter were as we anticipated, given the integration and restructuring efforts underway in our Civil and Military segments,” said Marc Parent, CAE’s President and Chief Executive Officer. “In Civil Products, simulator wins in the quarter put us on track for annual sales in the mid-30s. The integration of recently acquired Oxford is progressing as planned, and we continue to expect significant synergies in Civil Training as this effort is concluded. In Military, order levels continued to reflect the delays currently inherent to the defence market, but we had a good win rate and we remain confident given our high level of bid activity.”

Civil segments

Revenue for our combined Civil segments increased 41% in the third quarter to $287.2 million compared to $203.7 million last year. Third quarter operating income was $47.1 million (16.4% of revenue) compared to $42.0 million (20.6% of revenue) last year. This quarter’s results include the acquisition of Oxford Aviation Academy (Oxford), which is still in the process of being integrated with CAE’s existing operations.

We received six full-flight simulator (FFS) orders in the third quarter, including orders from COMAC of China for the first two FFSs for its new C919 passenger aircraft, and two FFSs for the Federal Air Transportation Agency in Russia. During the quarter, we also obtained training services contracts expected to generate $149.3 million in future revenue.

We received $219.0 million in combined civil segment orders this quarter representing a book-to-sales ratio of 0.76x. The ratio for the trailing 12 months was 1.0x.

Military segments

Revenue for our combined Military segments decreased 7% in the third quarter to $206.2 million compared to $222.3 million last year. Operating income was $27.0 million (13.1% of revenue) for the quarter, compared to $36.9 million (16.6% of revenue) last year.

We booked orders during the quarter from customers including the U.S. Navy under its foreign military sale program for two MH-60R Seahawk helicopter simulators for the Royal Australian Navy. We also received orders from the U.K. Ministry of Defence for helicopter simulator upgrades and training services at the Medium Support Helicopter Aircrew Training Facility, which CAE operates under a long term services agreement.

We received $150.1 million in combined military segment orders this quarter, representing a book-to-sales ratio of 0.73x. The ratio for the trailing 12 months was 1.11x.

New Core Markets

Revenue in New Core Markets was $28.7 million for the quarter, up 6% from $27.1 million last year. Operating income was $1.7 million for the quarter, compared to negative $1.4 million last year.

In CAE Healthcare, we made inroads in global markets with sales of our products to support new simulation centres in China, including surgical simulators and associated curriculum packages. We also sold surgical simulators in Japan. In the U.S., we continued to sell our full suite of patient simulator products and centre management systems.

In CAE Mining, we sold our resource modelling and mine planning software solutions to major mining customers in Africa, Brazil, Mexico and Russia.

Additional financial highlights

Income taxes this quarter were $9.4 million representing an effective tax rate of 20%, compared to 25% last year. The tax rate was lower than the third quarter last year due to a change in the mix of income from various jurisdictions and the recognition of a tax asset generated from profits in one of our foreign operations.

Free cash flow was positive $90.7 million this quarter. The increase from last quarter was mainly attributable to favourable changes in non-cash working capital and higher proceeds from the disposal of assets. The increase from the third quarter of fiscal 2012 was mainly attributable to favourable changes in non-cash working capital, and lower maintenance capital expenditures.

Capital expenditures totalled $32.9 million this quarter, including $24.0 million in growth capital expenditures and $8.9 million for maintenance.

Net debt was $965.4 million as at December 31, 2012, compared with $994.8 million as at September 30, 2012.

In December 2012, pursuant to a private placement, CAE issued debt of $348.9 million ($125.0 million and US$225.0 million) to refinance existing debt. Of this amount, $50.0 million bears floating interest rates based on bankers’ acceptance rates plus a spread. The remaining $298.9 million ($75.0 million and US$225.0 million) bear an interest rate ranging from 3.6% to 4.2%. The notes hold maturity dates ranging from December 2019 to December 2027.

CAE will pay a dividend of $0.05 per share effective March 28, 2013 to shareholders of record at the close of business on March 15, 2013.

Management’s Discussion and Analysis

for the three months ended December 31, 2012

1.     HIGHLIGHTS

FINANCIAL

THIRD QUARTER OF FISCAL 2013

Revenue higher over last quarter and higher over the third quarter of fiscal 2012

-     Consolidated revenue was $522.1 million this quarter, $7.7 million or 1% higher than last quarter and $69.0 million or 15% higher than the third quarter of fiscal 2012;

-     For the first nine months of fiscal 2013, consolidated revenue was $1,516.6 million, $202.1 million or 15% higher than the same period last year.

Net income attributable to equity holders of the Company higher compared to last quarter and lower compared to the third quarter of fiscal 2012

-     Net income attributable to equity holders of the Company was $37.8 million (or $0.15 per share) this quarter, compared to
$36.5 million (or $0.14 per share) last quarter, representing an increase of $1.3 million or 4%, and compared to $45.6 million (or $0.18 per share) in the third quarter of fiscal 2012, representing a decrease of $7.8 million or 17%;

-     For the first nine months of fiscal 2013, net income attributable to equity holders of the Company was $95.6 million (or $0.37 per share) compared to $127.1 million (or $0.49 per share) for the same period last year, a $31.5 million or 25% decrease;

-     Restructuring, integration and acquisition costs of $13.4 million ($8.8 million after tax) were recorded this quarter compared to
$9.8 million ($7.0 million after tax) last quarter. Excluding such costs, net income attributable to equity holders of the Company was $46.6 million (or $0.18 per share) this quarter and $43.5 million (or $0.17 per share) last quarter.

Free cash flow[1] at positive $90.7 million this quarter

-     Net cash provided by operations was positive $104.4 million this quarter, compared to positive $45.4 million last quarter and positive $70.4 million in the third quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $12.5 million this quarter, $18.0 million last quarter, and $17.3 million in the third quarter of last year;

-     Cash dividends1 were $9.0 million this quarter, $9.7 million last quarter and $8.0 million in the third quarter of last year.

Capital employed1 increased by $46.5 million over last quarter

-     Non-cash working capital1 decreased by $48.1 million, ending at $180.5 million;

-     Property, plant and equipment increased by $23.8 million;

-     Other long-term assets increased by $61.9 million, while other long-term liabilities decreased by $8.9 million;

-     Net debt1 ended at $965.4 million this quarter compared to $994.8 million last quarter.

ORDERS1

-     The book-to-sales ratio1 for the quarter was 0.76x (combined civil was 0.76x, combined military was 0.73x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.05x (combined civil was 1.0x, combined military was 1.11x and New Core Markets was 1.0x);

-     Total order intake was $397.8 million, compared to $589.9 million last quarter and $385.8 million in the third quarter of fiscal 2012;

-    Total backlog1 was $3,833.0 million as at December 31, 2012.

Civil segments

-    Training & Services/Civil obtained contracts with an expected value of $149.3 million;

-     Simulation Products/Civil won $69.7 million of orders, including contracts for 6 full-flight simulators (FFSs).

Military segments

-    Simulation Products/Military won $89.3 million of orders for new training systems and upgrades;

-    Training & Services/Military won contracts valued at $60.8 million.

New Core Markets segment

-    New Core Markets order intake is valued at $28.7 million.

[1] Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2013 | 1

Management’s Discussion and Analysis

OTHER

-     We acquired Advanced Medical Technologies, LLC (Blue Phantom). Blue Phantom specializes in the design, development and sales of hands-on training models for ultrasound simulation training;

-     We issued senior unsecured notes in December 2012 of $348.9 million ($125.0 million and US$225.0 million) maturing between December 2019 and December 2027. Of the total proceeds, $209.1 million was used to repay the outstanding balance of the senior unsecured credit facility undertaken in May 2012, with the balance of proceeds used to pay down a portion of the outstanding balance under the revolving unsecured term credit facility;

-     We announced additional restructuring measures on November 8, 2012 which are designed to scale our operations mainly in Europe. You will find more details in Restructuring, integration and acquisition costs.

2.   INTRODUCTION

In this report, we, us, our, CAE  and Company  refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and  2013 mean  the fiscal year ending March 31, 2013;

-    Last year, prior year and  a year ago, mean the fiscal year ended March 31, 2012;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of February 13, 2013, and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the third quarter ended December 31, 2012. We have written it to help you understand our business, performance and financial condition for the third quarter of fiscal 2013. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All financial information disclosed is based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended
December 31, 2012, and our annual audited consolidated financial statements, which you will find in our annual report for the year ended March 31, 2012. The MD&A section of our 2012 annual report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting standards;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com  or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan,  intend, continue, estimate, may, will, should  and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

2 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2012 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We also  leverage  our simulation capabilities in healthcare and mining markets. We are globally diversified with approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. In fiscal 2012, we had annual revenue exceeding $1.8 billion, nearly 90% of which came from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network. We offer civil aviation, military and helicopter training services in more than 45 locations worldwide where we train approximately 100,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. We apply our simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, ab initio pilot training, aircraft crew sourcing and professional services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on over 65 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency and provide superior decision-making capabilities.

3.3      Our operations

We are a global leader with an extensive  range of capabilities to help our customers achieve greater levels of operational efficiency, safety and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of both products and services.

We primarily serve four markets globally:

-    The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, ab initio pilot training, aircraft crew sourcing, flight training organizations (FTOs), maintenance repair and overhaul (MRO) organizations and aircraft finance leasing companies;

-    The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence, medical societies and OEMs;

-    The mining market includes global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

CAE Third Quarter Report 2013 | 3

Management’s Discussion and Analysis

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth emerging regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 222  FFSs and provide aviation training and services in more than 25 countries around the world, including aviation training centres, aircraft crew sourcing services and FTOs. Among our thousands of customers, we have long-term training services agreements and joint ventures with more than 20 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio flight school network in the world with 11  flight academies and a capacity for training up to 2,000 cadets annually. CAE Parc Aviation is the world’s largest aviation personnel sourcing organization with more than 1,400 pilots, maintenance crew and other aviation professionals currently on assignment with airlines, aircraft OEM’s and leasing company customers around the world.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models, and in recent years we have been developing simulators for the Airbus A350 XWB, AVIC
Medium-Sized Transport, Boeing 747-8, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global 5000/6000, Global 7000/8000 and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support and services. This includes emergency  support, simulator updates and upgrades, maintenance services and simulator relocations.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The growth rates in emerging markets have been outpacing this global average growth rate, which is pertinent given our leadership position in these regions. Some  U.S. legacy airlines, a traditional CAE customer base, are in the process of renewing their aircraft fleets to modern, efficient aircraft. The growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs and OEM production rates and to the announcement of new aircraft programs.

In the business aviation sector, demand for air travel is primarily driven by corporate profitability and general economic conditions. According  to the U.S. Federal Aviation Administration  (FAA),  the number of business jet flights has remained stable in the past 12 months. The industry remains cautiously optimistic of further recovery and long-term growth in business aircraft travel, and  consistent with this view, major business aircraft OEMs such as Bombardier, Cessna, Dassault and Gulfstream have announced new aircraft programs.

In the SP/C segment, the level of market activity remains strong and we expect another year of solid order intake in fiscal 2013 with FFS unit sales in the mid-thirties.

The following secular trends continue to form the basis of our Civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs;

-    More efficient and technologically advanced aircraft platforms;

-    Large aircraft orders;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

In calendar 2012, global passenger traffic increased by 5.3% compared to calendar 2011.  Emerging markets outperformed, with passenger traffic in the Middle East and Latin America growing at 15.2% and 9.5% respectively. For the same period, Asia/Pacific and Europe grew by 6.0%  and 5.1%, respectively. The global average growth rate in passenger traffic in recent months has remained healthy, albeit somewhat lower, due mainly to more modest growth in Europe and North America. Over the past 20 years, air travel has grown at an average rate of 4.8% and this average is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

4 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets such as North America and Western Europe. We expect these markets to drive the long-term demand for the broad array of products and services solutions that we bring to bear. We have been active in these high-growth emerging markets for several decades and are positioned as the market leader with well-established operations, strategic partnerships and joint ventures in each of these regions.

Aircraft backlogs

Commercial aircraft OEMs continue to work through record backlog levels of over 10,000 aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as approximately two-thirds of our revenue is generated from training and services in support of the global fleet. Our product sales are driven mainly by aircraft deliveries coming off of OEMs’ production lines. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

More efficient and technologically advanced aircraft platforms
More efficient and technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to take an early position on these future programs. In recent years, we have signed contracts with Bombardier for the CSeries aircraft and the Global 7000/8000 aircraft, with ATR for the new ATR42/72-600 aircraft, with Mitsubishi Aircraft Corporation for the new MRJ aircraft, with Airbus for the A350 XWB aircraft, with AVIC for the
Medium-Sized Transport aircraft and COMAC for C919 aircraft. These contracts allow us to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Airlines demand more efficient aircraft

Commercial aircraft OEMs have announced plans to introduce, or have already introduced, new, more efficient platforms. Some examples include the new Boeing 737 MAX, the Boeing 747-8 and 787, the Airbus A350 XWB and A320neo, the Mitsubishi MRJ, the COMAC ARJ21 and C919., Russia’s UAC SSJ100 and the Bombardier CSeries. The demand for these platforms is driven by better operational flexibility, reduced maintenance cost, reduced fuel costs and improved emissions and environmental footprints. Fuel cost alone now accounts for approximately one-third of an airline’s operating costs, more than double the percentage of a decade ago. Airlines are actively seeking ways to reduce this cost and the operational risk against further fuel cost fluctuations as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies.

Business jet operators demand high performance aircraft

Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include the Bombardier Learjet 70, 75 and 85, the Global 7000/8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650 and Cessna’s Citation M2, Latitude and Longitude.

Large aircraft orders

U.S.  legacy airlines have been taking steps to renew their aging aircraft fleets as seen through a recent order from United/Continental Airlines. North American airline SkyWest Airlines has recently placed a large order for the new Mitsubishi Regional Jet. Low-cost carriers such as Norwegian Air Shuttle in Europe and AirAsia and Lion Air in Asia have placed record fleet growth orders with Airbus and Boeing.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging ones. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which has been adopted by several individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop ab initio students into First Officers. We launched the CAE MPL course in fiscal 2010 and graduates of our MPL program are now flying. In fiscal 2012, we signed our  first long-term commitment to MPL with Air Asia. Through the acquisition of Oxford Aviation Academy Luxembourg S.à r.l. (OAA), we added MPL programs with Dragonair, easyJet and Flybe. If the MPL process continues to be adopted and gains momentum in emerging markets,  where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

CAE Third Quarter Report 2013 | 5

Management’s Discussion and Analysis

In the United States, the FAA is working towards implementing rules which will result in increased minimum flight experience and training requirements for commercial airline pilots. Specifically, all airline pilots will be required to hold an Airline Transport Pilot License (ATPL), which will increase the minimum number of flight hours from 250 to 1,500. The requirements for the ATPL curriculum will also be expanded, increasing the number of hours of theory and simulator-based training. For example, this expanded curriculum will include specialized training in simulators for adverse weather, stalls and upset prevention and recovery.   In Europe, the European Aviation Safety Agency (EASA) is also closely working with the ICAO and the FAA to develop regulatory requirements to address these areas of flight training, extending from the Commercial Pilot License through the pilot’s career during initial and recurrent training on specific aircraft types.

MILITARY MARKET

We generate revenue in three main areas: simulation products, training services and training centres. We offer solutions to help maintain and enhance our customers’ efficiency, mission readiness and decision-making capabilities. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to a significant installed base of simulators and training devices; we offer turnkey training services; we have a range of capabilities to provide simulation-based integrated enterprise solutions (IES) for analysis, training and operational decision-making and we provide support services such as maintenance and in-service support.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence in key markets including Australia, Canada, Germany, India, the Middle East, Singapore, the U.K. and the U.S. We operate our military business under a global operating model to ensure efficiencies and enable our local businesses to tailor solutions while leveraging the full breadth and capability of the company. Our defence business is highly diversified geographically with approximately one-third of our revenue generated in each of the U.S., Europe and the rest of the world, including certain emerging markets such as Asia and the Middle East, which are increasing defence investments.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions

Our TS/M segment provides turnkey training services, training systems integration expertise and training support services to global defence forces. Examples of the training and services we offer to the military market include programs such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force (RAF) Benson in the U.K., the C-130 Tampa training centre in the U.S., the Operational Training Systems Provider (OTSP) program for the Canadian Forces, the German Army Aviation School at Buckeburg, the KC‑135 Aircrew Training System (ATS) for the U.S. Air Force at 13 U.S. and international bases as well as to our joint venture training centres, including Rotorsim s.r.l in Italy with AgustaWestland and Helicopter Training Private Limited (HATSOFF) in India with Hindustan Aeronautics Limited (HAL). Recently, we formed a venture with the Government of Brunei to develop the CAE Brunei Multi Purpose Training Centre Sdn Bhd (MPTC) where we will provide long-term helicopter and fixed-wing aircraft training services. We also provide a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training in over 70 sites around the world. TS/M additionally provides a variety of modeling and simulation-based integrated enterprise solutions, and offers a range of in-service support solutions such as systems engineering and lifecycle management.

6 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Market trends and outlook

We continue to see a solid pipeline of opportunities for our modeling and simulation-based solutions around the globe. Three important factors help distinguish our defence business. First, we have a unique global position that provides balance and diversity across the world’s defence markets. Second, we have a strong, experienced position on aircraft platforms that are expected to have long program lives. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain a high state of readiness.

We continue to experience delays in procurement processes which are impacting the timing of contract awards and our ability to grow revenue and income in the short term. While the United States government averted the implementation of the Budget Control Act of 2011 with an agreement to stop many tax increases, the automatic cuts to defence and other spending programs were delayed until March 2013 which exacerbates the already slow and delayed procurement cycles. However, we continue to bid on a solid pipeline of opportunities and expect to continue winning our fair share of new business. In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities. However, we maintain a portfolio of recurring business for which we are in the process of sizing our operations. While the United States and Europe address budget challenges, we are seeing increased opportunities originating from regions with growing defence budgets, like Asia and the Middle East where we have an established and growing presence. During the first nine months of fiscal 2013, more than 35 percent of our new orders came from Asia and the Middle East. While near-term challenges exist, there are distinct examples where simulation-based training will increase over the mid to long-term time frame. Specifically, the U.S. Government Accountability Office (GAO) recently reported that the U.S. Navy and U.S. Air Force plan to significantly increase the percentage of simulation-based training for its personnel by 2020. The tradition for military aviation training has been to use both live and synthetic training, with live training typically predominant. While military aviation training will always maintain both live and synthetic training, we are encouraged to see the U.S. Navy, U.S. Air Force and others shifting more towards synthetic training.

Global position

Our military business has, since its inception, been globally diversified. We are currently working from a strong  backlog, which grew in fiscal 2012, and continue to see a broad pipeline of global opportunities despite known pressures on governments, mainly in the U.S., continental Europe and the U.K., to reduce defence spending in order to achieve fiscal reforms. These pressures have led to some program delays and reductions, which has made it more difficult to predict the timing and size of opportunities in the U.S. and Europe. Some nations, such as Germany and the U.K., are in the process of reducing their force structures. This will result in fewer personnel requiring training on the affected platforms, which may impact our future business. Yet at the same time, some emerging market countries are planning growth in defence expenditures and we are well positioned in these regions.

Platform position

We have made a conscious effort over the last several years to position the company on aircraft platforms that we believe have long program lives ahead of them. We are mainly involved in the air domain on platforms such as helicopters, transport aircraft, tankers, maritime patrol, and lead-in fighter trainer aircraft. We are well positioned to provide defence forces with simulation and training solutions on a range of these types of military platforms. These aircraft segments specifically include helicopters such as the
MH-60S/R, NH90, CH-47 and others; transports such as the C-130J and C-295; maritime patrol aircraft such as the P-8A Poseidon and P‑3C Orion; tankers such as the KC‑46 and A330 Multi-Role Tanker Transport; and lead-in fighter trainers such as the M‑346 and Hawk. Thus far, while in some markets these platforms are not completely immune to pressures, platforms involving helicopters and airlift/transport aircraft, which serve both defence and humanitarian operations, have been relatively less exposed to reductions when compared to platforms like combat aircraft (i.e. fighters). In the U.S., planned cuts have not materially impacted programs where we have a strong position.

Value of simulation-based training

Industry research studies suggest that simulation-based solutions will be well placed to address some of the budget challenges facing defence operators. For example, the navy training report Observations on the Navy’s Use of Live and Simulated Training, published by the U.S. GAO in June 2012, suggests that the share of simulation-based training on some specific US Navy platforms could rise close to 50% by 2020. We view ourselves as being part of the solution to achieving lower training costs while maintaining or improving readiness.

Market drivers and our position

We believe that we are uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. Demand for our products and services should be driven by the:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation;

-    Growing demand for our networked products and live virtual constructive (LVC) integration services;

-    High cost of operating live assets for training, which leads to more use of simulation;

-    Current and future nature of warfare which requires joint-coalition forces training and mission rehearsal.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

Governments and defence forces have demonstrated an explicit desire to increase the use of modeling and simulation for analysis, training, and operational decision-making in part to address budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military, and the nature of the mission demands at least some live training. We have begun to see militaries plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy is procuring at least 10 P-8A simulators to train aircrews for its planned fleet of
117 P-8A maritime patrol aircraft. This is a significant increase in the amount of synthetic training planned for the P-8A when compared to the P-3C it is replacing. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training.

CAE Third Quarter Report 2013 | 7

Management’s Discussion and Analysis

Growing demand for our networked products and live virtual constructive (LVC) integration services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing has developed the new P-8A maritime patrol aircraft and is developing the new KC-46 tanker, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters. CAE has established relationships with the OEMs on many of these platforms, as well as other OEMs and platforms, and our relationships and experience on these aircraft help position us for opportunities related to simulators and training services.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training. We believe there are growth opportunities in applying simulation across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei and see further opportunities to develop integrated modeling and simulation centres.

Trend towards outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing  a variety of training services and we expect this trend to continue. Governments may consider a variety of outsourcing alternatives, including government-owned-contractor-operated (GOCO) and company-owned-company-operated (COCO) training facilities and service delivery. Governments are increasingly looking to industry for the delivery of training services because they can be delivered more quickly and more cost effectively. We have participated in both GOCO and COCO contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S. An example of a GOCO program is CAE’s KC-135 ATS  program in the United States. Examples of a COCO training service are our MSHATF in the U.K., where we provide comprehensive training services to the RAF and third-party customers on several helicopter types, and our recently formed venture with the Government of Brunei to develop the CAE Brunei MPTC where we will provide long-term helicopter and fixed-wing aircraft training services.

Extension and upgrade of existing weapon system platforms

OEMs are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, the U.S. Air Force has awarded CAE a number of contract modifications under the KC-135 ATS program for CAE to update and upgrade the suite of KC-135 training devices, including 19 operational flight trainers. Some of these upgrades are the result of maintaining concurrency with upgrades being done to the fleet of KC-135 aircraft, while others relate to enhancing the fidelity and capability of the KC-135 training devices so more training can be done in the simulators as part of the overall training curriculum. Our U.S. Air Force KC-135 ATS program has provided us with a contract vehicle for performing upgrades to all the KC-135 training devices resulting from major aircraft upgrades and simulator obsolescence.

High cost of operating live assets for training, which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The U.S. Air Force, which is the U.S. government’s largest user of energy, estimates that its fuel costs have risen more than 225 percent over the past decade. The escalating cost of fuel is prompting a greater adoption of simulation-based training.

Current and future nature of warfare requires joint and coalition forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. We are actively promoting open, standard simulation architectures, such as the Common Database (CDB), to better enable mission rehearsal and joint, networked training.

8 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Growing adoption of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, at our MSHATF in the United Kingdom, we have provided  pre-deployment training to the Royal Air Force and other allied forces prior to Afghanistan deployments. With the United States and allies in the process of reducing the number of troops deployed to support operations in Afghanistan and elsewhere, there will be a growing demand for traditional home station training. When the troops are not involved in actual operations, military forces need to train to maintain the troops’ skills and readiness. Because of the cost associated with conducting live training exercises, most militaries expect to rebalance the mix of live, virtual and constructive training and shift more of the training curriculum to home station virtual and constructive simulation. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for training devices and training services. However, most militaries are also planning to reduce force levels, which will impact the existing and future training infrastructure required.

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help students and practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates simulation and modeling, ranges from creating learning programs to deploying a wide range of specialty-based simulators. The healthcare simulation market is growing rapidly with simulation centres  becoming the standard in nursing and medical schools, while proprietary education is now using technology and simulation to compete with public institutions.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses and teach students and healthcare practitioners to intervene quickly in trauma scenarios with appropriate clinical measures. Our surgical simulators incorporate haptic technology designed to allow students and practitioners to practice and acquire skills to perform minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound solutions utilize e-learning, ultrasound training models, mannequins and real time 3D animated display that allow students and practitioners to become familiar with diagnostic bedside ultrasound. Our simulation learning applications, such as our learning modules, e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions, which maximize time available for student-learning through remote delivery of content and allows for self‑guided learning experiences and assessment. Our medical simulation centre solutions are designed to simplify the operations behind managing complex simulation, assessment, recording and debriefing, scheduling and event activities and student learning.

CAE Healthcare is a leader in simulation-based technology for healthcare with over 7,000  patient, imaging and surgical simulators in medical schools, nursing schools, hospitals, defence forces and other entities. CAE Healthcare now has offices located in Canada, the U.S., Hungary and Germany and has over 300 employees that work with a team of 50 clinical educators and a network of 45  distributors in 60 countries.

Market trends and outlook

The Healthcare simulation-based market is focused mainly on education, consisting of the operation, maintenance and procurement of all types of simulation technology, and is upward of $850 million. Of that, the largest share of the market is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next several years, driven by the need for greater patient safety and better efficiency and effectiveness of healthcare education using simulation technology. Our vision is for CAE Healthcare to lead broad adoption of simulation-based training solutions for healthcare practitioners, improve patient safety, reduce overall training cost, and ultimately save more lives.

Medical simulation allows students and practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 793,000 physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

-    Use of patient simulators;

-    Increased adoption of minimally-invasive surgery;

-    Advances in imaging technology applications in healthcare;

-    Increasing healthcare costs;

-    Service provider shortages.

CAE Third Quarter Report 2013 | 9

Management’s Discussion and Analysis

Use of patient simulators

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Patient simulators have been designed and developed to support a variety of applications in the education and training of practitioners. Human patient simulation provides an opportunity to reduce medical errors and their severity while improving patient care by enabling tailored clinical learning experiences to provide opportunities to train for high-risk, low-frequency events.

Human patient simulation can also provide practitioners with an opportunity to practice care for a simulated patient with acute problems, such as airway obstruction or cardiac arrest, hemorrhage, shock, or various other common emergent situations. Using simulators, healthcare team members can work through each clinical situation by assessing the presenting symptoms, providing appropriate interventions, and managing the simulator’s response to the various treatments.

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS (reduced patient trauma and shorter hospitalization periods), it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as the leading market application for simulation technology in healthcare.

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures have also helped to pressure insurers and service providers into accepting and implementing information technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that healthcare practitioners performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services. Experts have demonstrated that the use of medical simulation improves patient outcomes and reduces error rates, which help mitigate the rate of increase in the overall cost of healthcare.

Service provider shortages

Shortages of primary care or family medicine physicians and specialty-medicine physicians are expected to occur. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training. An aging population is driving an increasing need for healthcare delivery while the aging healthcare workforce is resulting in increasing turnover risk at hospitals. According to the U.S. Department of Health and Human Services, "the U.S. will require 1.2 million new Registered Nurses (RNs) by 2014 to meet the nursing needs of the country, 500,000 to replace those leaving practice and an additional 700,000 new RNs to meet growing demands for nursing services". The World Health Organization also reported that there were 57 countries with critical shortages equivalent to a global deficit of 2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on‑boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice as a means to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Mexico, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes over 100 experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators, developed and launched in fiscal 2012, leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

10 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

-    Industry skills shortages;

-    Health and safety priority;

-    Greater need for operational efficiency to optimize yields from currently operating mines;

-    Declining grades and higher energy consumption resulting in increased cost of extraction;

-    Operations management and control.

Industry skills shortages

Skill shortages in many regions are putting upward pressure on wages and project costs. Without significant increases in the number of skilled workers or the introduction of new technology to expand production with fewer workers, growth in supply will be constrained. Skill shortages will likely drive demand for additional training.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

Greater need for operational efficiency to optimize yields from currently operating mines

In the last 30 years, the average grade of ore bodies in some mining regions of the world has halved, while the waste removed to access the minerals has more than doubled. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput.

Declining grades and higher energy consumption resulting in increased cost of extraction

Average grades have been trending lower while energy consumption has been on the rise, leading to a significant change in the cost base of the industry. Large mining organizations are requiring multi-disciplinary expertise to help address complex industry-wide challenges. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Operations management and control

With increasing scale and complexity of operations, mining companies are seeking solutions for the real time oversight, coordination, decision-making and remote control of fixed and mobile assets. We are collaborating in global markets and providing mine operators with an opportunity to integrate our widely used mining systems with other operational management technologies. For example, in September 2012, we established a strategic partnership with leading Brazilian operations management technology company, Devex for the exclusive rights to distribute Devex’s mining solutions in certain parts of the world.

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30		March 31	(Decrease) /
	2012	2012	Increase	2012	increase
U.S. dollar (US$ or USD)	0.99	0.98	1%	1.00	(1%)
Euro (€)	1.31	1.26	4%	1.33	(2%)
British pound (£ or GBP)	1.62	1.59	2%	1.60	1%

CAE Third Quarter Report 2013 | 11

Management’s Discussion and Analysis

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	December 31	September 30	(Decrease) /	December 31
	2012	2012	increase	2011	Decrease
U.S. dollar (US$ or USD)	0.99	1.00	(1%)	1.02	(3%)
Euro (€)	1.29	1.25	3%	1.38	(7%)
British pound (£ or GBP)	1.59	1.57	1%	1.61	(1%)

The effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in this quarter’s revenue of $13.6 million and a decrease in net income of $0.6 million, when compared to the third quarter of fiscal 2012. For the first nine months of fiscal 2013, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $22.3 million and an increase in net income of $1.1 million when compared to the first nine months of fiscal 2012.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of training centres

Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. As described above, changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly the U.S. dollar and the Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific U.S. and Euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

12 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Adjusted net debt

Adjusted net debt is a non-GAAP measure we use to monitor how much net debt we have without taking into account additional obligations under finance leases. We monitor this indicator and believe that readers of our MD&A use it in assessing our performance with our peers. We calculate it by taking our total long-term debt, including the current portion of long-term debt and subtracting cash and cash equivalents and obligations under finance leases.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net and restructuring, integration and acquisition costs.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

CAE Third Quarter Report 2013 | 13

Management’s Discussion and Analysis

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

14 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, which excludes the net finance expense, income taxes, restructuring, integration and acquisition costs and other items not specifically related to the segment’s performance.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

CAE Third Quarter Report 2013 | 15

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS [2]

6.1     Results of our operations – third quarter of fiscal 2013

(amounts in millions, except per share amounts)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$522.1	514.4	480.1	506.7	453.1
Cost of sales		$370.9	370.4	321.0	336.6	300.2
Gross profit[2]		$151.2	144.0	159.1	170.1	152.9
As of % of revenue	%	29.0	28.0	33.1	33.6	33.7
Research and development expenses[2]		$14.0	14.5	14.0	15.2	16.5
Selling, general and administrative expenses		$67.3	67.3	68.4	71.8	62.5
Other gains - net		$(5.9)	(14.5)	(0.1)	(5.6)	(3.6)
Restructuring, integration and acquisition costs		$13.4	9.8	32.0	-	-
Operating profit[2]		$62.4	66.9	44.8	88.7	77.5
As of % of revenue	%	12.0	13.0	9.3	17.5	17.1
Finance income		$(2.7)	(1.6)	(1.5)	(1.5)	(1.6)
Finance expense		$18.2	19.2	18.4	18.1	17.8
Finance expense - net		$15.5	17.6	16.9	16.6	16.2
Earnings before income taxes		$46.9	49.3	27.9	72.1	61.3
Income tax expense		$9.4	12.5	6.2	18.4	15.2
As a % of earnings before income taxes (tax rate)%		20	25	22	26	25
Net income		$37.5	36.8	21.7	53.7	46.1
Attributable to:
Equity holders of the Company		$37.8	36.5	21.3	53.2	45.6
Non-controlling interests		$(0.3)	0.3	0.4	0.5	0.5
		$37.5	36.8	21.7	53.7	46.1
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted		$0.15	0.14	0.08	0.21	0.18

Revenue was 1% higher compared to last quarter and 15% higher than the third quarter of fiscal 2012

Revenue was $7.7 million higher than last quarter mainly because:

-     SP/M’s revenue increased by $9.7 million, or 7%, mainly due to higher revenue on certain European programs and Asian programs, partially offset by lower revenue on certain North American programs;

-     TS/C’s revenue increased by $4.7 million, or 2%, mainly due to a favourable foreign exchange impact on the translation of our foreign operations, particularly from a stronger Euro against the Canadian dollar, and higher revenue generated in Europe and the emerging markets. The increase was partially offset by lower revenue generated in North and South America;

-     NCM’s revenue increased by $0.4 million, or 1%, mainly due to higher revenue from CAE Mining, partially offset by lower revenue from CAE Healthcare;

-     TS/M’s revenue decreased by $1.6 million, or 2%, mainly due to lower activity from a European training program and the U.S.
KC-135 ATS program, partially offset by increased revenue on other North American programs;

-     SP/C’s revenue decreased by $5.5 million, or 6%, mainly due to the timing of production milestones and lower revenue recorded for sales of partially manufactured simulators.

[2] Non-GAAP and other financial measures (see Section 5).

16 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Revenue was $69.0 million higher than the third quarter of fiscal 2012 largely because:

-     TS/C’s revenue increased by $70.8 million, or 58%, mainly due the integration into our results of OAA and to higher revenue generated in North and South America and the emerging markets. The increase was partially offset by a weaker U.S. dollar and Euro against the Canadian dollar;

-     SP/C’s revenue increased by $12.7 million, or 16%, mainly due to higher production levels resulting from an increase in order intake;

-     NCM’s revenue increased by $1.6 million, or 6%, mainly due to higher revenue from CAE Healthcare as a result of increased sales in military and government markets and higher revenue from CAE Mining;

-     TS/M’s revenue decreased by $4.2 million, or 6%, mainly due to lower revenue on European programs, lower activity from European training programs and an unfavourable foreign exchange impact on the translation of our foreign operations. The decrease was partially offset by higher revenue on a Canadian in-service support program, Australian programs and the U.S.
KC-135 ATS program;

-     SP/M’s revenue decreased by $11.9 million, or 8%, mainly due to lower revenue on North American programs and our IES products business as well as an unfavourable foreign exchange impact on the translation of foreign operations. The decrease was partially offset by higher revenue on Asian programs and on certain European programs.

Revenue year to date was $1,516.6 million, $202.1 million or 15% higher than the same period last year, largely because:

-     TS/C’s revenue increased by $187.7 million, or 51%, mainly due to the integration into our results of OAA and to higher revenue generated in North and South America and the emerging markets. The increase was partially offset by a weaker Euro against the Canadian dollar;

-     NCM’s revenue increased by $24.3 million, or 41%, mainly due to more revenue from CAE Healthcare, resulting primarily from the integration of METI;

-     SP/C’s revenue increased by $13.2 million, or 5%, mainly due to higher production levels resulting from an increase in order intake, partially offset by lower revenue for sales of partially manufactured simulators;

-     TS/M’s revenue decreased by $6.2 million, or 3% mainly due to lower activity from our IES services business, lower revenue on European programs and an unfavourable foreign exchange impact on the translation of European operations. The decrease was partially offset by higher revenue on the U.S. KC-135 ATS program and on Australian and North American programs and higher activity from some of our helicopter training programs;

-     SP/M’s revenue decreased by $16.9 million, or 4% mainly due to lower revenue on certain European programs and our IES products business and the completion of a NMSC contract in Brunei early in fiscal 2012. The decrease was partially offset by higher revenue on Asian programs, certain North American programs and Australian programs.

You will find more details in Results by segment.

Operating profit was $4.5 million lower compared to last quarter and $15.1 million lower compared to the third quarter of fiscal 2012

Operating profit for this quarter was $62.4 million, or 12.0% of revenue, compared to $66.9 million, or 13.0% of revenue, last quarter and $77.5 million, or 17.1% of revenue, in the third quarter of fiscal 2012. Excluding restructuring, integration and acquisition costs of $13.4 million recorded this quarter and $9.8 million last quarter, operating profit would have been $75.8 million and $76.7 million respectively.[3]

Segment operating income3 remained stable compared to last quarter, decreasing by $0.9 million. Decreases in segment operating income of $2.6 million, $0.9 million and $0.5 million for SP/M, SP/C and NCM respectively were offset by increases of $1.8 million in TS/C and $1.3 million in TS/M.

Segment operating income remained stable compared to the third quarter of fiscal 2012, decreasing by $1.7 million. Decreases in segment operating income of $8.6 million for SP/M and $1.3 million for TS/M were offset by increases of $4.8 million, $3.1 million and $0.3 million for SP/C, NCM and TS/C respectively.

For the first nine months of fiscal 2013, segment operating income was $229.3 million, $15.9 million or 7% higher than segment operating income for the same period last year. Increases in segment operating income of $17.2 million for NCM and $13.7 million for SP/C were partially offset by decreases of $7.9 million, $4.9 million and $2.2 million for SP/M, TS/M and TS/C respectively.

You will find more details in Restructuring, integration and acquisition costs and Results by segment.

Net finance expense was $2.1 million lower than last quarter and $0.7 million lower compared to the third quarter of fiscal 2012

Net finance expense was lower than last quarter, mainly due to higher interest income on long-term receivables.

Net finance expense was lower compared to the third quarter of fiscal 2012, mainly due to higher interest income on long-term receivables and a decrease in royalty obligations partially offset by the increased use of credit facilities due to the acquisition of OAA.

For the first nine months of fiscal 2013, net finance expense was $50.0 million, which was $4.0 million higher than the same period last year. The increase was mainly attributable to the increased use of credit facilities due to the acquisition of OAA and higher interest expense resulting from the private placement of senior notes issued in August 2011 to finance the acquisition of METI, partially offset by a decrease in royalty obligations.

3 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2013 | 17

Management’s Discussion and Analysis

Effective income tax rate was 20% this quarter

Income taxes this quarter were $9.4 million, representing an effective tax rate of 20%, compared to 25% in the last quarter and the third quarter of fiscal 2012. Income taxes for the first nine months of fiscal 2013 were $28.1 million, representing an effective tax rate of 23%, compared to 23% for the same period last year.

The lower tax rate this quarter compared to last quarter was mainly attributable to the change in the mix of income from various jurisdictions as well as the recognition of a tax asset generated from profits in one of our foreign operations.

The lower tax rate this quarter compared to the third quarter of fiscal 2012 was mainly attributable to the change in the mix of income from various jurisdictions as well as the recognition of a tax asset generated from profits in one of our foreign operations.

6.2      Restructuring, integration and acquisition costs

On May 23, 2012, we announced restructuring measures which were designed to refocus our resources and capabilities in response to changes in the defence markets we serve. Under these measures, our workforce was reduced by approximately
300 employees worldwide. Further restructuring measures were announced on November 8, 2012 designed to scale our operations mainly in Europe. Restructuring costs of $36.1 million consisting primarily of severances and other related costs, including the associated employee benefits obligation expense, were included in net income for the first nine months of fiscal 2013.

In May 2012, we acquired 100% of the shares of OAA, a provider of aviation training and crew sourcing services. To date, costs of $19.1 million for restructuring, integration and acquisition activities were included in net income for the first nine months of fiscal 2013. Restructuring costs consist mainly of severances and other related costs, including the associated employee benefits obligation expense. Integration costs represent incremental costs directly related to the integration of OAA in our ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities. Acquisition costs represent costs directly related to the acquisition of OAA. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

You can find more details about Restructuring, integration and acquisition costs in Note 12 to the consolidated interim financial statements.

6.3      Consolidated orders and backlog

Our consolidated backlog was $3,833.0 million at the end of this quarter. New orders of $397.8 million were added this quarter, offset by $522.1 million in revenue generated from the backlog.

Backlog stable compared to last quarter

18 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2012	December 31, 2012
Backlog, beginning of period	$3,909.1	$3,724.2
+ orders	397.8	1,394.5
- revenue	(522.1)	(1,516.6)
+ / - adjustments	48.2	230.9
Backlog, end of period	$3,833.0	$3,833.0

Adjustments in the third quarter of fiscal 2013 are mainly due to a positive foreign exchange impact and the reclassification of equipment procurement from a long-term services contract.

The book-to-sales ratio for the quarter was 0.76x. The ratio for the last 12 months was 1.05x.

You will find more details in Results by segment.

CAE Third Quarter Report 2013 | 19

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income (loss)
(amounts in millions, except operating margins)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Civil segments
Training & Services/Civil		$29.1	27.3	33.3	30.3	28.8
	%	15.0	14.4	19.5	22.9	23.4
Simulation Products/Civil		$18.0	18.9	14.4	14.0	13.2
	%	19.3	19.1	17.9	16.8	16.4
Military segments
Simulation Products/Military		$18.3	20.9	19.5	34.6	26.9
	%	13.0	16.0	14.4	17.7	17.7
Training & Services/Military		$8.7	7.4	8.9	11.0	10.0
	%	13.2	11.0	13.2	15.4	14.3
New Core Markets		$1.7	2.2	0.7	(1.2)	(1.4)
	%	5.9	7.8	2.7	-	-
Total segment operating income (SOI)		$75.8	76.7	76.8	88.7	77.5
Restructuring, integration and acquisition costs		$(13.4)	(9.8)	(32.0)	-	-
Operating profit		$62.4	66.9	44.8	88.7	77.5

Capital employed4

4 Non-GAAP and other financial measures (see Section 5).

20 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

(amounts in millions)	Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Civil segments
Training & Services/Civil	$1,542.1	1,517.7	1,535.3	1,173.0	1,150.8
Simulation Products/Civil	$61.9	73.2	53.7	39.1	65.4
Military segments
Simulation Products/Military	$324.0	358.1	336.6	270.4	266.7
Training & Services/Military	$208.1	186.1	197.1	181.2	199.0
New Core Markets	$198.6	177.6	181.9	179.3	174.5
	$2,334.7	2,312.7	2,304.6	1,843.0	1,856.4

CAE Third Quarter Report 2013 | 21

Management’s Discussion and Analysis

7.1      Civil segments

THIRD QUARTER OF FISCAL 2013 EXPANSIONS AND NEW INITIATIVES[5]

-     We received regulatory approval for our first business aviation training program in China for the Gulfstream 450/550 aircraft at the Shanghai Eastern Flight Training Centre;

-     We inaugurated our first civil helicopter training program in China at the Zhuhai Flight Training Centre with our joint venture partner China Southern Airlines;

-     We inaugurated the Philippine Academy for Aviation Training (PAAT) in the Clark Freeport Zone, Philippines, with our joint venture partner Cebu Pacific Air. The facility will offer training on an Airbus A320 FFS;

-     We were named by Bombardier Aerospace as their Authorized Training Provider (ATP) for business jet pilot and maintenance training in Europe and as their worldwide ATP for the Global series business jets;

-     We celebrated 10 years of successful operation with Emirates Airlines in Dubai, UAE, which started with two FFSs and now offers 13 FFSs, training more than 10,000 pilots and technicians each year. China Southern and CAE also passed the 10-year mark for the Zhuhai Flight Training Center (ZFTC) joint venture. Today, ZFTC is the largest independent commercial aviation type-rating training facility in China with a present capacity of 24 FFS bays and plans to expand to 40 bays.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$287.2	288.0	251.2	215.4	203.7
Segment operating income		$47.1	46.2	47.7	44.3	42.0
Operating margins	%	16.4	16.0	19.0	20.6	20.6
Backlog		$1,707.0	1,746.1	1,761.9	1,535.0	1,469.3

The combined civil book-to-sales ratio was 0.76x for the quarter and 1.0x on a trailing 12-month basis.

TRAINING & SERVICES/CIVIL

TS/C obtained pilot training services contracts this quarter expected to generate future revenues of $149.3 million, including:

-     A long-term contract with Global Jet Luxembourg;

-     A long-term contract with Sun Air Jets for Bombardier, Cessna, Gulfstream and Hawker Beechcraft aircraft;

-     A long-term contract renewal with Oman Air for Boeing 737NG;

-     A long-term contract with Abelag;

-     A new contract with Passaredo Taxi Aereo Ltda. for ATR-500;

[5] Non-GAAP and other financial measures (see Section 5).

22 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

-     A new contract with Braathens Training;

-     A multi-aircraft contract with DC Aviation for Dassault Falcon 900EX EASy, Bombardier Global Express and Gulfstream G550.

Financial Results
(amounts in millions, except operating margins, RSEU and FFSs deployed)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$193.8	189.1	170.9	132.3	123.0
Segment operating income		$29.1	27.3	33.3	30.3	28.8
Operating margins	%	15.0	14.4	19.5	22.9	23.4
Depreciation and amortization		$26.0	25.9	23.7	20.7	21.0
Property, plant and equipment expenditures		$24.4	39.2	39.7	37.2	37.6
Intangible assets and other assets expenditures		$12.0	2.6	2.5	2.8	2.3
Capital employed		$1,542.1	1,517.7	1,535.3	1,173.0	1,150.8
Backlog		$1,345.8	1,360.9	1,400.0	1,183.4	1,102.8
RSEU[5]		186	187	164	142	140
FFSs deployed		222	218	216	171	170

CAE Third Quarter Report 2013 | 23

Management’s Discussion and Analysis

Revenue up 2% over last quarter and up 58% over the third quarter of fiscal 2012

The increase over last quarter was mainly due to a favourable foreign exchange impact on the translation of our foreign operations, particularly from a stronger Euro against the Canadian dollar, and higher revenue generated in Europe and the emerging markets. The increase was partially offset by lower revenue generated in North and South America.

The increase over the third quarter of fiscal 2012 was mainly due to the integration into our results of OAA and to higher revenue generated in North and South America and the emerging markets. The increase was partially offset by a weaker U.S. dollar and Euro against the Canadian dollar.

Revenue year to date was $553.8 million, $187.7 million or 51% higher than the same period last year. The increase was mainly due to the integration into our results of OAA and to higher revenue generated in North and South America and the emerging markets. The increase was partially offset by a weaker Euro against the Canadian dollar.

Segment operating income up 7% over last quarter and stable compared the third quarter of fiscal 2012

Segment operating income was $29.1 million (15.0% of revenue) this quarter, compared to $27.3 million (14.4% of revenue) last quarter and $28.8 million (23.4% of revenue) in the third quarter of fiscal 2012.

The increase over last quarter was mainly due to the realization of gains on the disposal of two FFSs and higher segment operating income in Europe and the emerging markets, partially offset by a favourable foreign exchange impact in the prior quarter and lower segment operating income in North and South America.

Segment operating income was stable compared to the third quarter of fiscal 2012. The increase from the realization of gains on the disposal of two FFSs, the integration into our results of OAA, and higher segment operating income in the emerging markets was offset by lower segment operating income in Europe and North and South America and unfavourable foreign exchange impacts.

Segment operating income for the first nine months of the year was $89.7 million (16.2% of revenue), stable compared to the same period last year. The decrease due to gains from strategic expansion initiatives recognized last year, lower segment operating income in Europe and unfavourable foreign exchange impacts was offset by the integration into our results of OAA and higher segment operating income generated in the emerging markets and North and South America.

Property, plant and equipment expenditures at $24.4 million this quarter

Maintenance capital expenditures were $5.5 million for the quarter and growth capital expenditures were $18.9 million. We continue to selectively invest in our training network where we have secured demand to address additional market share and in response to training demands for our customers.

Capital employed increased by $24.4 million over last quarter

The increase in capital employed was mainly due to higher property, plant and equipment and higher intangible assets as a result of an investment in a strategic exclusivity partnership. The increase was partially offset by lower non-cash working capital.

Backlog was at $1,345.8 million at the end of the quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2012	December 31, 2012
Backlog, beginning of period	$1,360.9	$1,183.4
+ orders	149.3	461.0
- revenue	(193.8)	(553.8)
+ / - adjustments	29.4	255.2
Backlog, end of period	$1,345.8	$1,345.8

Adjustments in the third quarter of fiscal 2013 are mainly due to a positive foreign exchange impact.

This quarter's book-to-sales ratio was 0.77x. The ratio for the last 12 months was 0.98x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 6  FFSs this quarter:

-    Two C919 FFSs to the Commercial Aircraft Corporation of China (COMAC), together with CAE’s Augmented Engineering Environment (AEE) which will be used to support development of the new aircraft;

-    Two FFSs, a Boeing 737NG and a Bombardier CRJ200, to New Information Technologies in Aviation (NITA);

-    Two FFSs, a Boeing 787 and a Boeing 737 to undisclosed customers.

This brings SP/C’s order intake for the nine months ended December 31, 2012 to 25  FFSs.

24 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Financial Results
(amounts in millions, except operating margins)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$93.4	98.9	80.3	83.1	80.7
Segment operating income		$18.0	18.9	14.4	14.0	13.2
Operating margins	%	19.3	19.1	17.9	16.8	16.4
Depreciation and amortization		$2.2	1.9	1.5	2.1	1.7
Property, plant and equipment expenditures		$0.8	0.8	2.7	2.3	1.3
Intangible assets and other assets expenditures		$5.3	4.6	5.0	5.2	4.5
Capital employed		$61.9	73.2	53.7	39.1	65.4
Backlog		$361.2	385.2	361.9	351.6	366.5

Revenue down 6% from last quarter and up 16% over the third quarter of fiscal 2012

The decrease from last quarter was mainly due to the timing of production milestones and lower revenue recorded for sales of partially manufactured simulators.

The increase over the third quarter of fiscal 2012 was mainly due to higher production levels resulting from an increase in order intake.

Revenue year to date was $272.6 million, $13.2 million or 5% higher than the same period last year. Higher production levels resulting from an increase in order intake were partially offset by lower revenue for sales of partially manufactured simulators.

Segment operating income down 5% from last quarter and up 36% over the third quarter of fiscal 2012

Segment operating income was $18.0 million (19.3% of revenue) this quarter, compared to $18.9 million (19.1% of revenue) last quarter and $13.2 million (16.4% of revenue) in the third quarter of fiscal 2012.

The decrease from last quarter was mainly due to a favourable foreign exchange impact in the prior quarter and lower revenue, as mentioned above, partially offset by a favourable program mix.

The increase over the third quarter of fiscal 2012 was mainly due to higher volume and lower spending on R&D programs net of government funding.

Segment operating income for the first nine months of the year was $51.3 million (18.8% of revenue), $13.7 million or 36% higher than the same period last year. The increase was mainly due to improved project margins, a favourable foreign exchange impact, favourable hedging rates and higher volume.

Capital employed decreased by $11.3 million from last quarter

Capital employed was lower than last quarter mainly due to a decrease in contracts in progress assets and an increase in accounts payable and accrued liabilities, partially offset by an increase in inventories.

Backlog down 6% from last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2012	December 31, 2012
Backlog, beginning of period	$385.2	$351.6
+ orders	69.7	295.9
- revenue	(93.4)	(272.6)
+ / - adjustments	(0.3)	(13.7)
Backlog, end of period	$361.2	$361.2

Adjustments in the third quarter of fiscal 2013 are mainly due to a negative foreign exchange impact.

This quarter's book-to-sales ratio was 0.75x. The ratio for the last 12 months was 1.03x.

CAE Third Quarter Report 2013 | 25

Management’s Discussion and Analysis

7.2      Military segments

THIRD QUARTER OF FISCAL 2013 EXPANSIONS AND NEW INITIATIVES

-     We launched the CAE Unmanned Aerial System (UAS) Mission Trainer, which combines an open architecture with commercial-off-the-shelf hardware and simulation software to provide a comprehensive, platform-agnostic training system for UAS pilots, sensor operators, and mission commanders;

-     Our Mission Solutions group achieved Capability Maturity Model Integration (CMMI) Level 5 certification, the highest quality standard possible for software engineering;

-     We signed an agreement with the Netherlands Ministry of Defence to market and sell third-party training services on a CAE-built

C-130 Level D full-mission simulator.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$206.2	198.1	202.8	267.1	222.3
Segment operating income		$27.0	28.3	28.4	45.6	36.9
Operating margins	%	13.1	14.3	14.0	17.1	16.6
Backlog		$2,126.0	2,163.0	2,132.6	2,189.2	2,045.6

The combined military book-to-sales ratio was 0.73x for the quarter and 1.11x on a trailing 12-month basis.

The combined military unfunded backlog6 was $236.4 million at December 31, 2012. [6]

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $89.3 million in orders this quarter, including:

-     An order from the U.S. Navy under the foreign military sale program to design and manufacture two MH-60R tactical operational flight trainers for the Royal Australian Navy;

-     A contract from the U.K. Ministry of Defence to upgrade one of the CH-47 Chinook dynamic mission simulators at the Medium Support Helicopter Aircrew Training Facility (MSHATF).

6 Non-GAAP and other financial measures (see Section 5).

26 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Financial results
(amounts in millions, except operating margins)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$140.5	130.8	135.4	195.6	152.4
Segment operating income		$18.3	20.9	19.5	34.6	26.9
Operating margins	%	13.0	16.0	14.4	17.7	17.7
Depreciation and amortization		$3.9	4.1	3.1	3.3	3.1
Property, plant and equipment expenditures		$2.3	1.6	1.9	2.4	2.6
Intangible assets and other assets expenditures		$6.4	6.9	6.0	5.8	5.4
Capital employed		$324.0	358.1	336.6	270.4	266.7
Backlog		$728.9	723.1	755.6	786.0	812.7

Revenue up 7% over last quarter and down 8% from the third quarter of fiscal 2012

The increase over last quarter was mainly due to higher revenue on certain European programs and Asian programs, partially offset by lower revenue on certain North American programs.

The decrease from the third quarter of fiscal 2012 was mainly due to lower revenue on North American programs and our IES products business as well as an unfavourable foreign exchange impact on the translation of foreign operations. The decrease was partially offset by higher revenue on Asian programs and on certain European programs.

Revenue year to date was $406.7 million, $16.9 million or 4% lower than the same period last year. The decrease was mainly due to lower revenue on certain European programs and our IES products business and the completion of a NMSC contract in Brunei early in fiscal 2012. The decrease was partially offset by higher revenue on Asian programs, certain North American programs and Australian programs.

CAE Third Quarter Report 2013 | 27

Management’s Discussion and Analysis

Segment operating income down 12% from last quarter and down 32% from the third quarter of fiscal 2012

Segment operating income was $18.3 million (13.0% of revenue) this quarter, compared to $20.9 million (16.0% of revenue) last quarter and $26.9 million (17.7% of revenue) in the third quarter of fiscal 2012.

The decrease from last quarter was mainly due to last quarter’s reversal of a contingent liability arising on a business combination, lower volume on North American programs and a favourable foreign exchange impact in the prior quarter partially offset by higher volume and operating margins on Asian programs and certain European programs.

The decrease from the third quarter of fiscal 2012 was mainly due to lower volume on North American programs, lower operating margins on European programs and lower volume in our IES products business, partially offset by higher volume and operating margins on Asian programs.

Segment operating income for the first nine months of the year was $58.7 million (14.4% of revenue), $7.9 million or 12% lower than the same period last year. The decrease was mainly due to lower volume and operating margins on European programs and lower operating margins on certain North American programs. The decrease was partially offset by the reversal of a contingent liability arising on a business combination, as described above, higher volume and operating margins on Asian programs and a favourable foreign exchange impact.

Capital employed decreased by $34.1 million from last quarter

The decrease from last quarter was mainly due to lower non-cash working capital primarily due to lower contracts in progress assets and higher accounts payable and accrued liabilities.

Backlog stable compared to last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2012	December 31, 2012
Backlog, beginning of period	$723.1	$786.0
+ orders	89.3	288.9
- revenue	(140.5)	(406.7)
+ / - adjustments	57.0	60.7
Backlog, end of period	$728.9	$728.9

Adjustments in the third quarter of fiscal 2013 are mainly due to the reclassification of equipment procurement from a long-term services contract and a positive foreign exchange impact.

This quarter's book-to-sales ratio was 0.64x. The ratio for the last 12 months was 0.78x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $60.8 million in orders this quarter including:

-     A contract with the Australian Defence Force to provide Hawker Beechcraft King Air 350 training;

-     A contract with the Royal New Zealand Air Force to provide comprehensive C-130 training at our Amsterdam Training Centre in Hoofdorp, Netherlands;

-     An order from the U.K. Ministry of Defence to continue providing Puma helicopter training services at the Medium Support Helicopter Aircrew Training Facility (MSHATF);

-     A contract with Lockheed Martin to continue providing operations and maintenance services as part of the C-130J Maintenance and Aircrew Training System program for the U.S. Air Force.

Financial results
(amounts in millions, except operating margins)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$65.7	67.3	67.4	71.5	69.9
Segment operating income		$8.7	7.4	8.9	11.0	10.0
Operating margins	%	13.2	11.0	13.2	15.4	14.3
Depreciation and amortization		$4.7	4.3	4.5	5.2	5.0
Property, plant and equipment expenditures		$4.7	1.6	1.3	1.5	2.1
Intangible assets and other assets expenditures		$0.5	0.8	0.8	1.1	0.1
Capital employed		$208.1	186.1	197.1	181.2	199.0
Backlog		$1,397.1	1,439.9	1,377.0	1,403.2	1,232.9

28 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Revenue down 2% from last quarter and down 6% from the third quarter of fiscal 2012

The decrease from last quarter was mainly due to lower activity from a European training program and the U.S. KC-135 ATS program, partially offset by increased revenue on other North American programs.

The decrease from the third quarter of fiscal 2012 was mainly due to lower revenue on European programs, lower activity from European training programs and an unfavourable foreign exchange impact on the translation of our foreign operations. The decrease was partially offset by higher revenue on a Canadian in-service support program, Australian programs and the U.S. KC-135 ATS program.

Revenue year to date was $200.4 million, $6.2 million or 3% lower than the same period last year. The decrease was mainly due to lower activity from our IES services business, lower revenue on European programs and an unfavourable foreign exchange impact on the translation of European operations. The decrease was partially offset by higher revenue on the U.S. KC-135 ATS program and on Australian and North American programs and higher activity from some of our helicopter training programs.

Segment operating income was up 18% over last quarter and down 13% from the third quarter of fiscal 2012

Segment operating income was $8.7 million (13.2% of revenue) this quarter, compared to $7.4 million (11.0% of revenue) last quarter and $10.0 million (14.3% of revenue) in the third quarter of fiscal 2012.

The increase over last quarter was mainly due to higher volume on North American programs and an improvement in operating margins in our IES services business partially offset by lower volume on a European training program.

The decrease from the third quarter of fiscal 2012 was mainly due to lower volume on European programs, lower operating margins on a European in-service support program and a lower dividend received from a U.K.-based TS/M investment. The decrease was partially offset by higher operating margins on certain North American programs.

Segment operating income for the first nine months of the year was $25.0 million (12.5% of revenue), $4.9 million or 16% lower than the same period last year. The decrease was mainly due to a lower volume on European programs, lower operating margins on a European in-service support program and a lower dividend received from a U.K.-based TS/M investment. The decrease was partially offset by higher volume on some of our helicopter training programs and on Australian programs.

Capital employed increased by $22.0 million over last quarter

The increase over last quarter was mainly due to a higher investment in non-cash working capital and an increase in property, plant and equipment and other assets.

Backlog down 3% from last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2012	December 31, 2012
Backlog, beginning of period	$1,439.9	$1,403.2
+ orders	60.8	265.6
- revenue	(65.7)	(200.4)
+ / - adjustments	(37.9)	(71.3)
Backlog, end of period	$1,397.1	$1,397.1

Adjustments in the third quarter of fiscal 2013 are mainly due to the reclassification of equipment procurement from a long-term services contract, partially offset by a positive foreign exchange impact.

This quarter's book-to-sales ratio was 0.93x. The ratio for the last 12 months was 1.86x.

CAE Third Quarter Report 2013 | 29

Management’s Discussion and Analysis

7.3      New Core Markets

THIRD QUARTER OF FISCAL 2013 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives included the following:

-     We acquired Blue Phantom, a leader in ultrasound simulation, offering training models for more than 20 medical specialties;

-     We launched the EndoVR and LapVR surgical simulators at the American College of Surgeons Clinical Conference in Chicago, U.S.;

-     We sold the first VIMEDIX Women’s Health obstetrical ultrasound simulators;

-     A major military medical centre is piloting the LearningSpace centre management system for other sites in the U.S.;

-     We launched our Hospital Services program at the American Nurses Credentialing Center National Magnet Conference in Los Angeles, U.S.;

-     Our Caesar trauma patient simulator won a 2012 Emergency Medical Services (EMS) World Innovation Award.

CAE Mining expansions and new initiatives included the following:

-     We released a new software version of our Fusion geological data management solution;

-     We released new software versions of our NPV Scheduler and Maxipit products for strategic planning;

-     We expanded our customer support capabilities in Brazil, India, Mexico and the U.S.

ORDERS

CAE Healthcare this quarter included sales of:

-     Ten surgical simulators and six ultrasound simulators to five leading hospitals and six top medical universities in Japan;

-     Five patient simulators to support a physician training program in China;

-     Nine surgical simulators and three ultrasound simulators with associated courseware packages in China;

-     Three patient simulators and a centre management system to a university in the U.S.;

-     A centre management system to a private higher education organization in the U.S.

CAE Mining this quarter included sales of:

-     Software and services to a major copper producer in Mexico;

-     Resource modelling and mine planning software to a global gold producer in Africa and Brazil;

-     Resource modelling software to a copper and gold operation in Azerbaijan;

-     Open pit planning software to a gold producer in Russia.

Financial results
(amounts in millions, except operating margins)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$28.7	28.3	26.1	24.2	27.1
Segment operating income (loss)		$1.7	2.2	0.7	(1.2)	(1.4)
Operating margins	%	5.9	7.8	2.7	-	-
Depreciation and amortization		$3.1	2.2	2.4	2.2	2.4
Property, plant and equipment expenditures		$0.7	0.8	0.9	1.0	0.5
Intangible assets and other assets expenditures		$2.1	2.3	2.6	2.7	(2.5)
Capital employed		$198.6	177.6	181.9	179.3	174.5

Revenue up 1% over last quarter and up 6% over the third quarter of fiscal 2012

The increase over last quarter was mainly due to higher revenue from CAE Mining, partially offset by lower revenue from CAE Healthcare.

The increase over the third quarter of fiscal 2012 was mainly due to higher revenue from CAE Healthcare as a result of increased sales in military and government markets and higher revenue from CAE Mining.

Revenue year to date was $83.1 million, $24.3 million or 41% higher than the same period last year. The increase was mainly due to more revenue from CAE Healthcare, resulting primarily from the integration of METI.

Segment operating income down from last quarter and up over the third quarter of fiscal 2012

30 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Segment operating income was $1.7 million (5.9% of revenue) this quarter, compared to $2.2 million (7.8% of revenue) last quarter and segment operating losses of $1.4 million in the third quarter of fiscal 2012.

The decrease from last quarter was mainly due to lower segment operating income from CAE Healthcare due to lower revenue, as mentioned above.

The increase over the third quarter of fiscal 2012 was mainly due to higher segment operating income from CAE Healthcare due to higher revenue and an improved product mix and higher segment operating income from CAE Mining mainly due to higher revenue.

Segment operating income for the first nine months of the year was $4.6 million, $17.2 million or 137% higher than the same period last year. The increase was mainly due to the integration of METI and to the inclusion, in the second quarter of fiscal 2012, of
$8.4 million of charges related to the acquisition and integration of METI, as well as increased revenue and an improvement in operating margins in CAE Healthcare and CAE Mining.

Capital employed increased by $21.0 million over last quarter

The increase from last quarter was mainly due to higher intangible assets resulting primarily from the acquisition of Blue Phantom during the quarter.

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

[7]

8.1    Consolidated cash movements

7 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2013 | 31

Management’s Discussion and Analysis

	Three months ended			Nine months ended
	December 31		September 30	December 31
(amounts in millions)	2012	2011	2012	2012	2011
Cash provided by operating activities*	$58.5	$73.7	$80.1	$184.8	$207.8
Changes in non-cash working capital	45.9	(3.3)	(34.7)	(109.0)	(96.0)
Net cash provided by operating activities	$104.4	$70.4	$45.4	$75.8	$111.8
Maintenance capital expenditures[7]	(8.9)	(18.8)	(10.6)	(31.7)	(40.6)
Other assets	(3.6)	1.5	(7.4)	(14.7)	(7.5)
Proceeds from the disposal of property, plant
and equipment	7.8	1.1	-	7.8	28.3
Dividends paid	(9.0)	(8.0)	(9.7)	(26.9)	(25.0)
Free cash flow[7]	$90.7	$46.2	$17.7	$10.3	$67.0
Growth capital expenditures[7]	(24.0)	(25.3)	(33.4)	(91.7)	(80.7)
Capitalized development costs	(13.0)	(11.3)	(11.6)	(37.0)	(30.0)
Other cash movements, net	1.1	(0.3)	0.4	1.6	1.1
Business combinations, net of cash and cash
equivalents acquired	(20.2)	-	-	(284.6)	(126.1)
Joint ventures, net of cash and cash equivalents
acquired	-	(0.8)	-	-	(27.6)
Effect of foreign exchange rate changes on cash
and cash equivalents	3.9	(4.8)	(4.2)	(0.3)	1.5
Net increase (decrease) in cash before proceeds
and repayment of long-term debt	$38.5	$3.7	$(31.1)	$(401.7)	$(194.8)
* before changes in non-cash working capital

Free cash flow of positive $90.7 million this quarter

The increase over last quarter was mainly attributable to favourable changes in non-cash working capital and higher proceeds from the disposal of property, plant and equipment, partially offset by less cash provided by operating activities.

The increase over the third quarter of fiscal 2012 was mainly due to favourable changes in non-cash working capital and lower maintenance capital expenditures, partially offset by less cash provided by operating activities.

Free cash flow year to date was positive $10.3 million, $56.7 million lower than the same period last year. The decrease was mainly attributable to less cash provided by operating activities, lower proceeds from the disposal of property, plant and equipment and unfavourable changes in non-cash working capital.

Capital expenditures of $32.9 million this quarter

Growth capital expenditures were $24.0 million this quarter and $91.7 million for the first nine months of the year. We continue to selectively invest in our training network where we have secured demand to address additional market share and in response to training demands for our customers. Maintenance capital expenditures were $8.9 million this quarter and $31.7 million for the first nine months of the year.

Business combinations, net of cash and cash equivalents acquired, of $20.2 million this quarter

The cash movement resulting from business combinations, net of cash and cash equivalents acquired, was due to the acquisition of Blue Phantom during the quarter.

32 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION [8]

9.1       Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2012	2012	2012
Use of capital:
Current assets	$1,297.5	$1,214.5	$1,148.1
Less: cash and cash equivalents	(305.0)	(229.4)	(287.3)
Current liabilities	(969.4)	(977.3)	(883.4)
Less: current portion of long-term debt	157.4	220.8	136.0
Non-cash working capital[8]	$180.5	$228.6	$113.4
Property, plant and equipment, net	1,489.0	1,465.2	1,293.7
Other long-term assets	1,027.1	965.2	741.9
Other long-term liabilities	(628.0)	(636.9)	(572.5)
Total capital employed	$2,068.6	$2,022.1	$1,576.5
Source of capital:
Current portion of long-term debt	$157.4	$220.8	$136.0
Long-term debt	1,113.0	1,003.4	685.6
Less: cash and cash equivalents	(305.0)	(229.4)	(287.3)
Net debt[8]	$965.4	$994.8	$534.3
Equity attributable to equity holders of the Company	1,074.0	1,005.5	1,021.9
Non-controlling interests	29.2	21.8	20.3
Source of capital	$2,068.6	$2,022.1	$1,576.5

Capital employed increased $46.5 million over last quarter

The increase was mainly due to higher other long-term assets and property, plant and equipment, partially offset by a decrease in non-cash working capital.

Our return on capital employed8 (ROCE) was 10.7% this quarter compared to 14.9% for the third quarter of last year mainly as a result of higher capital employed from the acquisition of OAA.

Non-cash working capital decreased by $48.1 million from last quarter

The decrease was mainly due to an increase in accounts payable and accrued liabilities, lower contracts in progress assets and lower derivative financial assets, partially offset by an increase in inventories and accounts receivable.

Net property, plant and equipment up $23.8 million over last quarter

The increase was mainly due to capital expenditures and foreign exchange variations, partially offset by depreciation.

Other long-term assets up $61.9 million over last quarter

The increase was mainly due to higher intangible assets resulting primarily from the acquisition of Blue Phantom and an increase in restricted cash and long-term receivables.

Change in net debt
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2012	December 31, 2012
Net debt, beginning of period	$994.8	$534.3
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	(38.5)	401.7
Business combinations and others	(5.4)	30.2
Effect of foreign exchange rate changes on long-term debt	14.5	(0.8)
(Decrease) increase in net debt during the period	$(29.4)	$431.1
Net debt, end of period	$965.4	$965.4

8 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2013 | 33

Management’s Discussion and Analysis

Adjusted net debt9

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2012	2012	2012
Current portion of long-term debt	$157.4	$220.8	$136.0
Long-term debt	1,113.0	1,003.4	685.6
Less: Cash and cash equivalents	(305.0)	(229.4)	(287.3)
Less: Obligations under finance leases	(155.6)	(169.0)	(142.9)
Adjusted net debt	$809.8	$825.8	$391.4

In May 2012, we signed a senior unsecured credit facility with a term of two years and used $304.1 million to finance the acquisition of OAA. The facility bore floating interest rates based on bankers’ acceptance rates or Euribor plus a spread. As at December 31, 2012, the facility was fully repaid with proceeds of the senior unsecured notes issued in December 2012.

In December 2012, pursuant to a private placement, we issued senior unsecured notes of $348.9 million ($125.0 million and US$225.0 million). Of this amount, $50.0 million bears floating interest rates based on bankers’ acceptance rates plus a spread. The remaining $298.9 million ($75.0 million and US$225.0 million) bear an interest rate ranging from 3.6% to 4.2%. The notes hold maturity dates ranging from December 2019 to December 2027. Of the total proceeds, $209.1 million was used to repay the outstanding balance of the senior unsecured credit facility undertaken in May 2012, with the balance of proceeds used to pay down a portion of the outstanding balance under the revolving unsecured term credit facility.

Through the acquisition of OAA, we assumed leases for several simulators located in Europe. These leases are classified as finance leases and represent finance lease obligations of $23.8 million as at December 31, 2012, with implicit lease rates ranging from approximately 4.3% to 10.0%.

During the third quarter, we exercised a repurchase option in the amount of US$6.9 million for a simulator previously accounted for as a finance lease, resulting in a reduction in our obligations under finance leases.

Effective June 29, 2012, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2015 to April 2017, and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms.

We have certain debt agreements which require the maintenance of a certain level of capital. As at December 31, 2012, we are compliant with all our financial covenants, except as noted below. As at December 31, 2012, Hatsoff Helicopter Training Private Limited (Hatsoff), a joint venture in India between CAE and Hindustan Aeronautics Limited, is in breach of certain covenants of its non-recourse debt. As at December 31, 2012, the portion of the non-recourse debt outstanding attributable to our equity stake is $20.4 million and has been reclassified as current on our consolidated statement of financial position. Hatsoff management is in discussion with the financial institution for resolution of the breach.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million. As at December 31, 2012, we have applied $70.6 million of accounts receivable and $17.7 million of contracts in progress assets towards this program.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $75.9 million this quarter

The increase in equity was mainly due to net income of $37.5 million, a favourable foreign currency translation of $29.6 million and a defined benefit plan actuarial gain of $13.8 million due to normal course changes in actuarial assumptions, partially offset by dividends of $9.0 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 259,590,565 common shares issued and outstanding as at December 31, 2012 with total share capital of $467.9 million.

As at January 31, 2013, we had a total of 259,690,565 common shares issued and outstanding.

9 Non-GAAP and other financial measures (see Section 5).

34 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

10.    BUSINESS COMBINATIONS

Fiscal 2013 acquisitions

As at December 31, 2012, we entered into two business combination transactions for a total purchase consideration of $302.8 million.

An amount of $6.0 million of acquisition-related costs was included in restructuring, integration and acquisition costs in the consolidated income statement for the nine-month period ended December 31, 2012.

Oxford Aviation Academy Luxembourg S.à r.l.

In May 2012, we acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA), a provider of aviation training and crew sourcing services. This acquisition strengthens our leadership and global reach in civil aviation training by increasing our training centre footprint, growing our flight academy network and extending our portfolio aviation training solutions and aircraft crew sourcing services.

The preliminary determination of the fair value of the net identifiable assets acquired and liabilities assumed has not changed since the period ended June 30, 2012 and is included in the following table. The fair value of the acquired identifiable intangible assets of $70.2 million (including trade names and customer relationships) and goodwill of $131.0 million is provisional until the valuations for those assets are finalized. Preliminary goodwill arising from the acquisition of OAA is attributable to the advantages gained, which include:

-       Synergies from combining our operations and OAA’s operations;

-       Broadening of our portfolio by extending into pilot and maintenance crew sourcing via Parc Aviation;

-       An experienced workforce with subject matter expertise.

The fair value of the acquired accounts receivable was $28.3 million. Gross contractual amounts receivable amount to $29.7 million, of which $1.4 million has been provisioned in the allowance for doubtful accounts.

The revenue and segment operating income included in the consolidated income statement from OAA since the acquisition date is $174.7 million and $8.7 million respectively. Had OAA been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income from OAA of $39.0 million and $0.9 million respectively. These unaudited pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE. The amounts are provided as supplemental information and are not indicative of our future performance.

Advanced Medical Technologies, LLC (Blue PhantomTM)

In November 2012, we acquired Advanced Medical Technologies, LLC (Blue Phantom) which specializes in the design, development and sales of hands-on training models for ultrasound simulation training. This acquisition enables us to expand our healthcare simulation business by integrating tissue-based simulation into our product offerings as well as enhancing our human patient simulators and our line of computer based ultrasound simulators.

The preliminary determination of the fair value of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets of $10.0 million (including trade name, technology, intellectual property and customer relationships) and goodwill of $9.7 million is provisional until the valuations for those assets are finalized. Preliminary goodwill arising from the acquisition of Blue Phantom is attributable to the advantages gained, which include:

-       Expansion of our healthcare product line by integrating tissue-based simulation into our product offerings;

-       Projected future growth of the Blue Phantom product line.

The fair value of the acquired accounts receivable was $1.1 million. Gross contractual amounts receivable amount to $1.1 million, of which no amount has been provisioned in the allowance for doubtful accounts.

The revenue and segment operating income included in the consolidated income statement from Blue Phantom since the acquisition date is $0.6 million and $0.4 million respectively. Had Blue Phantom been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income of $4.2 million and $2.9 million respectively. These unaudited pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE. The amounts are provided as supplemental information and are not indicative of our future performance.

CAE Third Quarter Report 2013 | 35

Management’s Discussion and Analysis

36 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

Net assets acquired and liabilities assumed arising from the acquisitions are as follows:

		Blue	December 31
(amounts in millions)	OAA	Phantom	2012
Current assets(1)	$38.4	$1.1	$39.5
Current liabilities	(76.5)	(0.1)	(76.6)
Property, plant and equipment (mainly FFSs)	158.9	0.1	159.0
Intangible assets	70.2	10.0	80.2
Goodwill(2)	131.0	9.7	140.7
Deferred income taxes	(18.9)	-	(18.9)
Long-term debt	(32.3)	-	(32.3)
Non-current liabilities	(3.5)	-	(3.5)
Fair value of the net assets acquired, excluding cash position at acquisition	$267.3	$20.8	$288.1
Cash and cash equivalents in subsidiary acquired	14.6	0.1	14.7
Total purchase consideration(3)	$281.9	$20.9	$302.8
Purchase price payable	(2.6)	(0.9)	(3.5)
Total purchase consideration, settled in cash	$279.3	$20.0	$299.3
Cash outflow on acquisition	$279.3	$20.0	$299.3

(1)Excluding cash on hand.
(2)The goodwill includes $9.7 million that is deductible for tax purposes.
(3)Total purchase consideration in relation to the OAA acquisition includes an amount of $279.3 million paid to former OAA shareholders to repay debt.

Changes in goodwill are as follows:

	Nine months ended
	December 31
(amounts in millions)	2012	2011
Net book value, beginning of period	$298.1	$195.1
Acquisition of subsidiaries	138.4	99.1
Exchange differences	1.7	6.8
Net book value, end of period	$438.2	$301.0

11.  CHANGE IN ACCOUNTING STANDARDS

There were no changes in accounting standards this quarter.

CAE Third Quarter Report 2013 | 37

Management’s Discussion and Analysis

12.  CONTROLS AND PROCEDURES

In the third quarter ended December 31, 2012, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

On May 16, 2012, the Company acquired OAA. In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of OAA. Some of the OAA entities still utilize separate information and accounting systems and processes. The Company is integrating OAA’s accounting systems, internal controls, policies and procedures with the Company’s systems, internal controls, policies and procedures. This integration process is expected to be completed during fiscal 2013. OAA’s contribution to our consolidated financial statements for the quarter ended December 31, 2012 was approximately 13% of consolidated revenues and 5% of consolidated segment operating income. For the first nine months of fiscal 2013, OAA’s contribution to our consolidated financial statements was approximately 12% of consolidated revenues and 4% of consolidated segment operating income. Additionally, as at December 31, 2012, OAA’s total assets and total liabilities were 12% and 8% of consolidated total assets and liabilities, respectively.

38 | CAE Third Quarter Report 2013

Management’s Discussion and Analysis

13. SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)					Year
(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	to date
Fiscal 2013
Revenue	$480.1	514.4	522.1	(1)	1,516.6
Net income	$21.7	36.8	37.5	(1)	96.0
Equity holders of the Company	$21.3	36.5	37.8	(1)	95.6
Non-controlling interests	$0.4	0.3	(0.3)	(1)	0.4
Basic EPS attributable to equity holders of the Company	$0.08	0.14	0.15	(1)	0.37
Diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.15	(1)	0.37
Average number of shares outstanding (basic)	258.4	258.7	259.2	(1)	258.8
Average number of shares outstanding (diluted)	258.6	259.0	259.5	(1)	259.1
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	(1)	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	(1)	1.28
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	(1)	1.59
Fiscal 2012					Total
Revenue	$427.9	433.5	453.1	506.7	1,821.2
Net income	$43.5	38.7	46.1	53.7	182.0
Equity holders of the Company	$43.1	38.4	45.6	53.2	180.3
Non-controlling interests	$0.4	0.3	0.5	0.5	1.7
Basic EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Diluted EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Average number of shares outstanding (basic)	257.0	257.3	257.6	257.9	257.5
Average number of shares outstanding (diluted)	258.0	258.0	258.0	258.6	258.2
Average exchange rate, U.S. dollar to Canadian dollar	0.97	0.98	1.02	1.00	0.99
Average exchange rate, Euro to Canadian dollar	1.39	1.38	1.38	1.31	1.37
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.61	1.57	1.58
Fiscal 2011					Total
Revenue	$366.4	388.0	410.8	465.6	1,630.8
Net income	$36.6	39.4	38.9	46.0	160.9
Equity holders of the Company	$37.2	39.1	38.5	45.5	160.3
Non-controlling interests	$(0.6)	0.3	0.4	0.5	0.6
Basic EPS attributable to equity holders of the Company	$0.15	0.15	0.15	0.18	0.62
Diluted EPS attributable to equity holders of the Company	$0.14	0.15	0.15	0.18	0.62
Average number of shares outstanding (basic)	256.5	256.6	256.8	256.9	256.7
Average number of shares outstanding (diluted)	256.8	257.1	257.7	258.2	257.5
Average exchange rate, U.S. dollar to Canadian dollar	1.03	1.04	1.01	0.99	1.02
Average exchange rate, Euro to Canadian dollar	1.31	1.34	1.38	1.35	1.34
Average exchange rate, British pound to Canadian dollar	1.53	1.61	1.60	1.58	1.58

(1) Not available

CAE Third Quarter Report 2013 | 39

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		December 31	March 31
(amounts in millions of Canadian dollars)	Notes	2012	2012
Assets
Cash and cash equivalents		$305.0	$287.3
Accounts receivable	4	380.8	308.4
Contracts in progress: assets		242.5	245.8
Inventories		180.7	153.1
Prepayments		56.7	47.7
Income taxes recoverable		124.2	95.5
Derivative financial assets		7.6	10.3
Total current assets		$1,297.5	$1,148.1
Property, plant and equipment		1,489.0	1,293.7
Intangible assets		783.7	533.2
Deferred tax assets		39.2	24.1
Derivative financial assets		4.6	7.2
Other assets		199.6	177.4
Total assets		$3,813.6	$3,183.7

Liabilities and equity
Accounts payable and accrued liabilities		$635.5	$597.6
Provisions	5	48.6	21.6
Income taxes payable		10.2	10.9
Contracts in progress: liabilities		106.0	104.6
Current portion of long-term debt	6	157.4	136.0
Derivative financial liabilities		11.7	12.7
Total current liabilities		$969.4	$883.4
Provisions	5	7.7	6.0
Long-term debt	6	1,113.0	685.6
Royalty obligations		157.5	161.6
Employee benefits obligations		129.4	114.2
Deferred gains and other non-current liabilities		183.5	186.0
Deferred tax liabilities		137.2	91.8
Derivative financial liabilities		12.7	12.9
Total liabilities		$2,710.4	$2,141.5
Equity
Share capital		$467.9	$454.5
Contributed surplus		21.4	19.2
Accumulated other comprehensive loss		(17.5)	(9.8)
Retained earnings		602.2	558.0
Equity attributable to equity holders of the Company		$1,074.0	$1,021.9
Non-controlling interests		29.2	20.3
Total equity		$1,103.2	$1,042.2
Total liabilities and equity		$3,813.6	$3,183.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

40 | CAE Third Quarter Report 2013

Consolidated Interim Financial Statements

Consolidated Income Statement

(Unaudited)		Three months ended		Nine months ended
(amounts in millions of Canadian dollars,		December 31		December 31
except per share amounts)	Notes	2012	2011	2012	2011
Revenue	14	$522.1	$453.1	$1,516.6	$1,314.5
Cost of sales		370.9	300.2	1,062.3	884.5
Gross profit		$151.2	$152.9	$454.3	$430.0
Research and development expenses		14.0	16.5	42.5	47.6
Selling, general and administrative expenses		67.3	62.5	203.0	184.6
Other (gains) losses – net	7	(5.9)	(3.6)	(20.5)	(15.6)
Restructuring, integration and acquisition costs	12	13.4	-	55.2	-
Operating profit		$62.4	$77.5	$174.1	$213.4
Finance income	6	(2.7)	(1.6)	(5.8)	(5.1)
Finance expense	6	18.2	17.8	55.8	51.1
Finance expense – net		$15.5	$16.2	$50.0	$46.0
Earnings before income taxes		$46.9	$61.3	$124.1	$167.4
Income tax expense		9.4	15.2	28.1	39.1
Net income		$37.5	$46.1	$96.0	$128.3
Attributable to:
Equity holders of the Company		$37.8	$45.6	$95.6	$127.1
Non-controlling interests		(0.3)	0.5	0.4	1.2
		$37.5	$46.1	$96.0	$128.3
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	8	$0.15	$0.18	$0.37	$0.49

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2013 | 41

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2012	2011	2012	2011
Net income	$37.5	$46.1	$96.0	$128.3
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$36.2	$(39.9)	$(2.2)	$18.6
Net (losses) gains on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(7.4)	4.2	(0.2)	(7.3)
Income taxes	0.8	(0.5)	(0.5)	1.4
	$29.6	$(36.2)	$(2.9)	$12.7
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(6.7)	$13.1	$2.5	$(14.8)
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	(1.4)	6.4	(9.1)	(0.2)
Income taxes	2.5	(5.6)	1.9	3.3
	$(5.6)	$13.9	$(4.7)	$(11.7)
Defined benefit plan actuarial gains (losses)
Defined benefit plan actuarial gains (losses)	$18.9	$2.5	$(20.7)	$(42.3)
Income taxes	(5.1)	(0.7)	5.5	11.7
	$13.8	$1.8	$(15.2)	$(30.6)
Other comprehensive income (loss)	$37.8	$(20.5)	$(22.8)	$(29.6)
Total comprehensive income	$75.3	$25.6	$73.2	$98.7
Attributable to:
Equity holders of the Company	$75.5	$25.2	$72.7	$97.4
Non-controlling interests	(0.2)	0.4	0.5	1.3
	$75.3	$25.6	$73.2	$98.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

42 | CAE Third Quarter Report 2013

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
nine months ended December 31, 2012		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of period		258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2
Net income		-	-	-	-	95.6	95.6	0.4	96.0
Other comprehensive income (loss):
Foreign currency translation		-	-	-	(3.0)	-	(3.0)	0.1	(2.9)
Net changes in cash flow hedges		-	-	-	(4.7)	-	(4.7)	-	(4.7)
Defined benefit plan actuarial losses		-	-	-	-	(15.2)	(15.2)	-	(15.2)
Total comprehensive income		-	$-	$-	$(7.7)	$80.4	$72.7	$0.5	$73.2
Stock options exercised		382,250	3.2	-	-	-	3.2	-	3.2
Optional cash purchase		1,161	-	-	-	-	-	-	-
Stock dividends	8	940,859	9.3	-	-	(9.3)	-	-	-
Transfer upon exercise of stock options		-	0.9	(0.9)	-	-	-	-	-
Share-based payments		-	-	3.1	-	-	3.1	-	3.1
Additions to non-controlling interests		-	-	-	-	-	-	8.4	8.4
Dividends	8	-	-	-	-	(26.9)	(26.9)	-	(26.9)
Balances, end of period		259,590,565	$467.9	$21.4	$(17.5)	$602.2	$1,074.0	$29.2	$1,103.2

(Unaudited)		Attributable to equity holders of the Company
nine months ended December 31, 2011		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of period		256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income		-	-	-	-	127.1	127.1	1.2	128.3
Other comprehensive income (loss):
Foreign currency translation		-	-	-	12.6	-	12.6	0.1	12.7
Net changes in cash flow hedges		-	-	-	(11.7)	-	(11.7)	-	(11.7)
Defined benefit plan actuarial losses		-	-	-	-	(30.6)	(30.6)	-	(30.6)
Total comprehensive income		-	$-	$-	$0.9	$96.5	$97.4	$1.3	$98.7
Stock options exercised		283,975	2.0	-	-	-	2.0	-	2.0
Optional cash purchase		599	-	-	-	-	-		-
Stock dividends	8	572,636	5.9	-	-	(5.9)	-	-	-
Transfer upon exercise of stock options		-	0.8	(0.8)	-	-	-	-	-
Share-based payments		-	-	3.0	-	-	3.0	-	3.0
Dividends	8	-	-	-	-	(25.0)	(25.0)	-	(25.0)
Balances, end of period		257,821,966	$449.4	$19.3	$(8.9)	$532.0	$991.8	$19.8	$1,011.6

The total of retained earnings and accumulated other comprehensive loss for the nine months ended December 31, 2012 was $584.7 million (2011 – $523.1 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2013 | 43

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2012	2011
Operating activities
Net income		$96.0	$128.3
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		79.5	68.0
Amortization of intangible and other assets		34.0	24.3
Financing cost amortization	6	1.3	1.3
Deferred income taxes		19.2	18.2
Investment tax credits		(16.6)	(10.6)
Share-based payments		(1.4)	1.2
Defined benefit pension plans		(5.7)	(9.0)
Amortization of other non-current liabilities		(10.3)	(8.5)
Other		(11.2)	(5.4)
Changes in non-cash working capital	10	(109.0)	(96.0)
Net cash provided by operating activities		$75.8	$111.8
Investing activities
Business combinations, net of cash and cash equivalents acquired	2	$(284.6)	$(126.1)
Joint ventures, net of cash and cash equivalents acquired	3	-	(27.6)
Capital expenditures for property, plant and equipment		(123.4)	(121.3)
Proceeds from disposal of property, plant and equipment		7.8	28.3
Capitalized development costs		(37.0)	(30.0)
Enterprise resource planning (ERP) and other software		(13.9)	(12.3)
Other		(0.8)	4.8
Net cash used in investing activities		$(451.9)	$(284.2)
Financing activities
Net borrowing under revolving unsecured credit facilities		$132.3	$14.2
Net effect of current financial assets program		(24.6)	10.4
Proceeds from long-term debt, net of transaction costs		703.1	182.1
Repayment of long-term debt		(374.1)	(26.7)
Repayment of finance lease		(17.3)	(19.9)
Dividends paid	8	(26.9)	(25.0)
Common stock issuance		3.2	2.0
Other		(1.6)	(0.9)
Net cash provided by financing activities		$394.1	$136.2
Net increase (decrease) in cash and cash equivalents		$18.0	$(36.2)
Cash and cash equivalents, beginning of period		287.3	276.4
Effect of foreign exchange rate changes on cash
and cash equivalents		(0.3)	1.5
Cash and cash equivalents, end of period		$305.0	$241.7
Supplemental information:
Dividends received		$2.4	$4.7
Interest paid		41.5	35.1
Interest received		4.6	4.3
Income taxes paid		20.9	23.4

The accompanying notes form an integral part of these Consolidated Financial Statements.

44 | CAE Third Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements (Unaudited)

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on February 13, 2013.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment services and develop integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through five segments:

(i)    Training & Services/Civil (TS/C) – Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services;

(ii)   Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(iii)  Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;

(iv)   Training & Services/Military (TS/M) – Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions;

(v)    New Core Markets (NCM) – Provides, designs and manufactures healthcare training services and devices and mining services and tools.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2012. These policies have been consistently applied to all periods presented.

These consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34 (“Interim Financial Reporting”).

These consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2012.

These consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: derivative financial instruments, financial instruments at fair value through profit and loss, an available-for-sale financial asset and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2012, with the exception of changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

CAE Third Quarter Report 2013 | 45

Notes to the Consolidated Interim Financial Statements

NOTE 2 – BUSINESS COMBINATIONS

Fiscal 2013 acquisitions

As at December 31, 2012, the Company entered into two business combination transactions for a total purchase consideration of
$302.8  million.

An amount of $6.0 million of acquisition-related costs was included in restructuring, integration and acquisition costs in the consolidated income statement for the nine-month period ended December 31, 2012.

Oxford Aviation Academy Luxembourg S.à r.l.

In May 2012, the Company acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA), a provider of aviation training and crew sourcing services. This acquisition strengthens CAE’s leadership and global reach in civil aviation training by increasing its training centre footprint, growing its flight academy network and extending its portfolio aviation training solutions and aircraft crew sourcing services.

The preliminary determination of the fair value of the net identifiable assets acquired and liabilities assumed has not changed since the period ended June 30, 2012 and is included in the following table. The fair value of the acquired identifiable intangible assets of $70.2 million (including trade names and customer relationships) and goodwill of $131.0 million is provisional until the valuations for those assets are finalized. Preliminary goodwill arising from the acquisition of OAA is attributable to the advantages gained, which include:

-       Synergies from combining CAE’s operations and OAA’s operations;

-       Broadening of CAE’s portfolio by extending into pilot and maintenance crew sourcing via Parc Aviation;

-       An experienced workforce with subject matter expertise.

The fair value of the acquired accounts receivable was $28.3 million. Gross contractual amounts receivable amount to $29.7 million, of which $1.4 million has been provisioned in the allowance for doubtful accounts.

The revenue and segment operating income included in the consolidated income statement from OAA since the acquisition date is $174.7  million and $8.7 million respectively. Had OAA been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income from OAA of $39.0 million and $0.9 million respectively. These unaudited pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company. The amounts are provided as supplemental information and are not indicative of the Company’s future performance.

Advanced Medical Technologies, LLC (Blue PhantomTM)

In November 2012, the Company acquired Advanced Medical Technologies, LLC (Blue Phantom) which specializes in the design, development and sales of hands-on training models for ultrasound simulation training. This acquisition enables CAE to expand its healthcare simulation business by integrating tissue-based simulation into its product offerings as well as enhancing its human patient simulators and its line of computer based ultrasound simulators.

The preliminary determination of the fair value of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets of $10.0 million (including trade name, technology, intellectual property and customer relationships) and goodwill of $9.7 million is provisional until the valuations for those assets are finalized. Preliminary goodwill arising from the acquisition of Blue Phantom is attributable to the advantages gained, which include:

-       Expansion of CAE’s healthcare product line by integrating tissue-based simulation into its product offerings;

-       Projected future growth of the Blue Phantom product line.

The fair value of the acquired accounts receivable was $1.1 million. Gross contractual amounts receivable amount to $1.1 million, of which no amount has been provisioned in the allowance for doubtful accounts.

The revenue and segment operating income included in the consolidated income statement from Blue Phantom since the acquisition date is $0.6 million and $0.4 million respectively. Had Blue Phantom been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income of $4.2 million and $2.9 million respectively. These unaudited pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company. The amounts are provided as supplemental information and are not indicative of the Company’s future performance.

46 | CAE Third Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

Net assets acquired and liabilities assumed arising from the acquisitions are as follows:

(Unaudited)
As at December 31, 2012		Blue
(amounts in millions)	OAA	Phantom	Total
Current assets (1)	$38.4	$1.1	$39.5
Current liabilities	(76.5)	(0.1)	(76.6)
Property, plant and equipment (mainly FFSs)	158.9	0.1	159.0
Intangible assets	70.2	10.0	80.2
Goodwill (2)	131.0	9.7	140.7
Deferred income taxes	(18.9)	-	(18.9)
Long-term debt	(32.3)	-	(32.3)
Non-current liabilities	(3.5)	-	(3.5)
Fair value of the net assets acquired, excluding cash position at acquisition	$267.3	$20.8	$288.1
Cash and cash equivalents in subsidiary acquired	14.6	0.1	14.7
Total purchase consideration (3)	$281.9	$20.9	$302.8
Purchase price payable	(2.6)	(0.9)	(3.5)
Cash outflow on acquisition	$279.3	$20.0	$299.3

(1) Excluding cash on hand.
(2) The goodwill includes $9.7 million that is deductible for tax purposes.
(3) Total purchase consideration in relation to the OAA acquisition includes an amount of $279.3 million paid to former OAA shareholders to repay debt.

Changes in goodwill are as follows:

(Unaudited)
nine months ended December 31
(amounts in millions)	2012	2011
Net book value, beginning of period	$298.1	$195.1
Acquisition of subsidiaries	138.4	99.1
Exchange differences	1.7	6.8
Net book value, end of period	$438.2	$301.0

CAE Third Quarter Report 2013 | 47

Notes to the Consolidated Interim Financial Statements

NOTE 3 – INVESTMENTS IN JOINT VENTURES

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The following table summarizes financial information of the Company's investment in joint ventures:

(Unaudited)	December 31	March 31
(amounts in millions)	2012	2012
Assets
Current assets	$74.9	$74.4
Property, plant and equipment and other non-current assets	344.4	315.6
Liabilities
Current liabilities	61.6	53.8
Long-term debt (including current portion)	112.7	113.9
Deferred gains and other non-current liabilities	8.4	9.5

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Earnings information
Revenue	$33.3	$28.6	$95.1	$81.8
Net income	10.6	6.7	27.6	20.2
Segmented operating income
TS/C	8.0	7.5	22.1	18.0
SP/M	(0.1)	(0.1)	1.0	1.3
TS/M	3.2	2.1	10.2	8.0

There are no contingent liabilities relating to the Company’s interests in the joint ventures and no contingent liabilities from the joint ventures themselves.

The Company’s share of the capital commitments from the joint ventures themselves amount to $74.6 million as at
December 31, 2012 (March 31, 2012 – $84.7 million).

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(Unaudited)	December 31	March 31
(amounts in millions)	2012	2012
Past due trade receivables not impaired
1-30 days	$48.7	$30.1
31-60 days	18.2	10.2
61-90 days	10.1	8.5
Greater than 90 days	41.7	33.5
Total	$118.7	$82.3
Allowance for doubtful accounts	(10.2)	(7.6)
Current trade receivables	135.2	121.6
Accrued receivables	64.0	48.2
Receivables from related parties (Note 13)	26.6	23.4
Other receivables	46.5	40.5
Total accounts receivable	$380.8	$308.4

48 | CAE Third Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

Changes in the allowance for doubtful accounts were as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Allowance for doubtful accounts, beginning of period	$(9.2)	$(8.3)	$(7.6)	$(6.0)
Additions	(2.2)	(0.8)	(5.4)	(4.3)
Amounts charged off	1.1	0.2	1.7	0.9
Unused amounts reversed	0.5	1.2	1.2	1.8
Exchange differences	(0.4)	0.2	(0.1)	0.1
Allowance for doubtful accounts, end of period	$(10.2)	$(7.5)	$(10.2)	$(7.5)

NOTE 5 – provisionS

Changes in provisions are as follows:
					Contingent
(Unaudited)	Restoration and				liabilities arising
nine months ended December 31 ,2012	simulator	Restructuring	Legal	Onerous	on business		Other
(amounts in millions)	removal	(see Note 12)	claims	contracts	Warranties	combinations	provisions	Total
Total provisions, beginning of period	$0.9	$0.7	$1.6	$0.3	$11.1	$9.0	$4.0	$27.6
Additions including increases
to existing provisions	4.0	45.8	-	-	6.2	-	9.4	65.4
Amounts used	(0.3)	(20.8)	(0.8)	(0.1)	(7.1)	(0.3)	(1.7)	(31.1)
Unused amounts reversed	-	-	-	(0.1)	(1.1)	(5.0)	(0.1)	(6.3)
Changes in the discounted amount	-	-	-	-	-	0.2	-	0.2
Exchange differences	-	0.3	-	-	-	-	0.2	0.5
Total provisions, end of period	$4.6	$26.0	$0.8	$0.1	$9.1	$3.9	$11.8	$56.3
Less: current portion	0.6	26.0	0.3	0.1	9.1	1.6	10.9	48.6
Long-term portion	$4.0	$-	$0.5	$-	$-	$2.3	$0.9	$7.7

NOTE 6 – DEBT FACILITIES AND finance EXPENSE, NET

Long-term debt

The Company has certain debt agreements which require the maintenance of a certain level of capital. As at December 31, 2012, the Company is compliant with all its financial covenants, except as noted below. As at December 31, 2012, Hatsoff Helicopter Training Private Limited (Hatsoff), a joint venture in India between CAE and Hindustan Aeronautics Limited, is in breach of certain covenants of its non-recourse debt. As at December 31, 2012, the portion of the non-recourse debt outstanding attributable to CAE’s equity stake is $20.4 million and has been reclassified as current on the Company’s consolidated statement of financial position. Hatsoff management is in discussion with the financial institution for resolution of the breach.

Senior unsecured credit facility

In May 2012, the Company signed a senior unsecured credit facility with a term of two years of which $304.1 million was used to finance the acquisition of OAA. The facility bore floating interest rates based on bankers’ acceptance rates or Euribor plus a spread. As at December 31, 2012, the facility was fully repaid with proceeds of the senior unsecured notes issued in December 2012.

Senior unsecured notes

In December 2012, pursuant to a private placement, the Company issued senior unsecured notes of $348.9 million ($125.0 million and US$225.0 million). Of this amount, $50.0 million bears floating interest rates based on bankers’ acceptances rate plus a spread. The remaining $298.9 million ($75.0 million and US$225.0 million) bear an interest rate ranging from 3.6% and 4.2%. The notes hold maturity dates ranging from December 2019 to December 2027.

Finance leases

Through the acquisition of OAA, the Company assumed leases for several simulators located in Europe. These leases are classified as finance leases and represent finance lease obligations of $23.8 million as at December 31, 2012, with implicit lease rates ranging from approximately 4.3% to 10.0%.

During the third quarter, the Company exercised a repurchase option in the amount of US$6.9 million for a simulator previously accounted for as a finance lease, resulting in a reduction in the Company’s obligations under finance leases.

CAE Third Quarter Report 2013 | 49

Notes to the Consolidated Interim Financial Statements

Credit facilities refinancing

Effective June 29, 2012, the Company amended its revolving unsecured term credit facilities to extend the maturity date from
April 2015 to April 2017, and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms.

Finance expense – net
	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Finance expense:
Long-term debt (other than finance leases)	$12.8	$10.5	$37.1	$27.7
Finance leases	2.8	2.8	8.2	8.7
Royalty obligations	2.7	3.3	8.1	10.1
Financing cost amortization	0.4	0.5	1.3	1.3
Accretion of provisions	0.2	0.4	0.7	1.5
Other	-	1.2	3.0	4.9
Post interest rate swaps	-	(0.5)	(0.4)	(1.5)
Borrowing costs capitalized (1)	(0.7)	(0.4)	(2.2)	(1.6)
Finance expense	$18.2	$17.8	$55.8	$51.1
Finance income:
Interest income on loans and receivables	$(1.3)	$(0.3)	$(2.1)	$(1.3)
Other	(1.4)	(1.3)	(3.7)	(3.8)
Finance income	$(2.7)	$(1.6)	$(5.8)	$(5.1)
Finance expense – net	$15.5	$16.2	$50.0	$46.0

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.2% for the three months ended December 31, 2012
(2011 – 4.8%), 4.0% for the three months ended September 30, 2012 (2011 – 5.3%) and 4.8% for the three months ended June 30, 2012 (2011 – 6.0%).

NOTE 7 – other (gains) losses, net

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Disposal/full retirement of property, plant and equipment	$(2.6)	$(0.7)	$(2.6)	$(8.3)
Net foreign exchange differences	(2.3)	(0.1)	(10.4)	(0.1)
Dividend income	(0.6)	(1.1)	(0.6)	(3.1)
Royalty income	-	-	(0.3)	(0.4)
Reversal of contingent liabilities arising on business combinations (Note 5)	-	-	(5.0)	-
Other	(0.4)	(1.7)	(1.6)	(3.7)
Other (gains) losses – net	$(5.9)	$(3.6)	$(20.5)	$(15.6)

50 | CAE Third Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

NOTE 8 – Earnings per share and dividends

The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended		Nine months ended
	December 31		December 31
(Unaudited)	2012	2011	2012	2011
Weighted average number of common shares outstanding	259,157,923	257,570,425	258,760,129	257,306,019
Effect of dilutive stock options	346,218	401,927	343,926	795,859
Weighted average number of common shares outstanding
for diluted earnings per share calculation	259,504,141	257,972,352	259,104,055	258,101,878

For the three months ended December 31, 2012, options to acquire 3,891,516 common shares (2011 – 2,836,347) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

For the nine months ended December 31, 2012, options to acquire 3,891,516 common shares (2011 – 2,683,931) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

Dividends

The dividends declared for the third quarter of fiscal 2013 were $12.9  million or $0.05  per share (2012 – $10.3 million or $0.04 per share). For the first nine months of fiscal 2013, dividends declared were $36.2  million or $0.14  per share (2012 – $30.9 million or $0.12 per share).

NOTE 9 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Salaries and benefits	$159.9	$155.5	$490.0	$463.8
Share-based payments, net of equity swap	2.3	3.6	12.4	10.5
Pension costs – defined benefit plans	4.5	2.6	12.9	7.9
Pension costs – defined contribution plans	1.4	1.8	5.6	5.0
Total employee compensation expense	$168.1	$163.5	$520.9	$487.2

NOTE 10 – SUPPLEMENTARY CASH FLOWS INFORMATION

(Unaudited)
nine months ended December 31
(amounts in millions)	2012	2011
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(50.1)	$(10.4)
Contracts in progress: assets	3.1	(8.4)
Inventories	(26.7)	(9.2)
Prepayments	0.1	(0.7)
Income taxes recoverable	(3.1)	(3.8)
Derivative financial assets	20.9	33.2
Accounts payable and accrued liabilities	(49.0)	(58.7)
Provisions	18.0	(0.7)
Income taxes payable	(2.5)	(3.7)
Contracts in progress: liabilities	(0.7)	(0.8)
Derivative financial liabilities	(19.0)	(32.8)
Changes in non-cash working capital	$(109.0)	$(96.0)

CAE Third Quarter Report 2013 | 51

Notes to the Consolidated Interim Financial Statements

NOTE 11 – GOVERNMENT ASSISTANCE

Project Falcon and Project New Core Markets

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects Falcon and New Core Markets:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Outstanding contribution receivable, beginning of period	$7.3	$9.8	$8.3	$12.9
Contributions	7.4	15.3	23.6	34.2
Payments received	(7.5)	(15.9)	(24.7)	(37.9)
Outstanding contribution receivable, end of period	$7.2	$9.2	$7.2	$9.2

Aggregate information about programs
The following table provides information on the aggregate contributions recognized for those programs:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Contributions credited to capitalized expenditures:
Project Falcon	$1.5	$1.8	$5.0	$5.5
Project New Core Markets	1.0	7.6	2.8	10.1
Contributions credited to income:
Project Falcon	$4.4	$5.3	$14.5	$16.1
Project New Core Markets	0.5	0.6	1.3	2.5
Total contributions:
Project Falcon	$5.9	$7.1	$19.5	$21.6
Project New Core Markets	1.5	8.2	4.1	12.6

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

NOTE 12 – Restructuring, integration and acquisition costs

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Restructuring costs	$11.5	$-	$45.8	$-
Integration costs	1.9	-	3.4	-
Acquisition costs	-	-	6.0	-
Restructuring, integration and acquisition costs	$13.4	$-	$55.2	$-

Restructuring costs

On November 8, 2012, the Company introduced further restructuring measures designed to scale the Company’s operations mainly in Europe. Restructuring costs consist mainly of severances and other related costs, including the associated employee benefits obligation expense. Provisions for restructuring costs are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Restructuring provisions are measured at the Company’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted where the effect is material.

Integration costs

Integration costs represent incremental costs directly related to the integration of OAA in the Company’s ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities.

52 | CAE Third Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

Acquisition costs

Acquisition costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

NOTE 13 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures that are attributable to the interest of the other venturers specifically:

(Unaudited)	December 31	March 31
(amounts in millions)	2012	2012
Accounts receivable	$26.6	$23.4
Contracts in progress: assets	21.9	18.1
Other assets	9.4	10.0
Accounts payable and accrued liabilities	7.7	5.4
Contracts in progress: liabilities	5.3	6.2

The following table presents the Company’s transactions with its joint ventures that are attributable to the interest of the other venturers specifically:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Revenue from products and services	$11.8	$14.4	$47.7	$39.5
Purchases of products and services, and other	3.3	1.5	5.7	3.5
Other income transactions	0.1	0.7	0.4	8.4

Other assets include an obligation under finance lease from a related party maturing in October 2022 and carrying an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at
December 31, 2012 (March 31, 2012 –  nil).

In addition, during the third quarter of fiscal 2013, transactions amounting to $1.5  million (2012 –  $0.5 million) were made, at normal market prices, with organizations of which some of the Company’s directors are partners or officers.  For the nine-month period ended December 31, 2012, these transactions amount to $3.4  million (2011 –  $1.6 million).

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Salaries and other short-term employee benefits	$0.9	$1.0	$3.4	$3.5
Post-employment benefits	0.9	0.3	1.6	0.8
Termination benefits	-	-	-	1.5
Share-based payments	0.2	1.0	2.4	1.5
	$2.0	$2.3	$7.4	$7.3

CAE Third Quarter Report 2013 | 53

Notes to the Consolidated Interim Financial Statements

NOTE 14 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Company manages operations through its five segments (see Note 1).

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended December 31	TS/C		SP/C		Civil		SP/M		TS/M		Military		NCM		Total
(amounts in millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
External revenue	$193.8	$123.0	$93.4	$80.7	$287.2	$203.7	$140.5	$152.4	$65.7	$69.9	$206.2	$222.3	$28.7	$27.1	$522.1	$453.1
Depreciation and amortization
Property, plant and equipment	20.9	17.3	1.0	1.2	21.9	18.5	2.0	1.9	2.2	2.5	4.2	4.4	0.7	0.5	26.8	23.4
Intangible and other assets	5.1	3.7	1.2	0.5	6.3	4.2	1.9	1.2	2.5	2.5	4.4	3.7	2.4	1.9	13.1	9.8
Write-downs and reversals of
write-downs of inventories	-	-	0.1	-	0.1	-	(0.2)	-	-	-	(0.2)	-	-	-	(0.1)	-
Write-downs and reversals of
write-downs of accounts receivable	0.4	-	-	0.1	0.4	0.1	0.7	(0.5)	-	0.1	0.7	(0.4)	0.6	-	1.7	(0.3)
Segment operating income (loss)	29.1	28.8	18.0	13.2	47.1	42.0	18.3	26.9	8.7	10.0	27.0	36.9	1.7	(1.4)	75.8	77.5
(Unaudited)
nine months ended December 31	TS/C		SP/C		Civil		SP/M		TS/M		Military		NCM		Total
(amounts in millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
External revenue	$553.8	$366.1	$272.6	$259.4	$826.4	$625.5	$406.7	$423.6	$200.4	$206.6	$607.1	$630.2	$83.1	$58.8	$1,516.6	$1,314.5
Depreciation and amortization
Property, plant and equipment	61.9	50.5	3.2	3.7	65.1	54.2	6.3	5.2	6.2	7.5	12.5	12.7	1.9	1.1	79.5	68.0
Intangible and other assets	13.7	10.1	2.4	1.6	16.1	11.7	4.8	3.5	7.3	5.4	12.1	8.9	5.8	3.7	34.0	24.3
Impairment and reversal of
impairment of non-financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	4.2	-	4.2
Write-downs and reversals of
write-downs of inventories	-	-	(0.1)	-	(0.1)	-	(0.2)	-	(0.1)	-	(0.3)	-	-	0.2	(0.4)	0.2
Write-downs and reversals of
write-downs of accounts receivable	1.2	0.9	0.2	0.3	1.4	1.2	0.7	0.2	-	(0.1)	0.7	0.1	0.7	0.4	2.8	1.7
Segment operating income (loss)	89.7	91.9	51.3	37.6	141.0	129.5	58.7	66.6	25.0	29.9	83.7	96.5	4.6	(12.6)	229.3	213.4

54 | CAE Third Quarter Report 2013

Notes to the Consolidated Interim Financial Statements

Operating profit
The following table provides a reconciliation between total segment operating income and operating profit:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Total segment operating income	$75.8	$77.5	$229.3	$213.4
Restructuring, integration and acquisition costs (Note 12)	(13.4)	-	(55.2)	-
Operating profit	$62.4	$77.5	$174.1	$213.4

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
TS/C	$36.4	$39.9	$120.4	$106.5
SP/C	6.1	5.8	19.2	17.6
SP/M	8.7	8.0	25.1	21.6
TS/M	5.2	2.2	9.7	8.3
NCM	2.8	(2.0)	9.4	4.8
Total capital expenditures	$59.2	$53.9	$183.8	$158.8

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets including goodwill, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	December 31	March 31
(amounts in millions)	2012	2012
Assets employed
TS/C	$1,801.0	$1,334.0
SP/C	294.5	275.3
SP/M	553.7	518.0
TS/M	377.5	359.2
NCM	246.4	225.9
Assets not included in assets employed	540.5	471.3
Total assets	$3,813.6	$3,183.7
Liabilities employed
TS/C	$258.9	$161.0
SP/C	232.6	236.2
SP/M	229.7	247.6
TS/M	169.4	178.0
NCM	47.8	46.6
Liabilities not included in liabilities employed	1,772.0	1,272.1
Total liabilities	$2,710.4	$2,141.5

CAE Third Quarter Report 2013 | 55

Notes to the Consolidated Interim Financial Statements

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2012	2011	2012	2011
Revenue from external customers
Canada	$36.6	$51.0	$143.0	$142.6
United States	145.3	144.5	453.2	432.5
United Kingdom	67.0	31.6	167.0	112.8
Germany	26.9	37.0	65.1	112.8
Netherlands	12.2	14.0	38.0	42.8
Other European countries	75.3	47.0	200.6	138.3
United Arab Emirates	16.5	16.1	55.7	39.1
China	36.2	27.9	106.5	83.2
Other Asian countries	62.2	43.3	151.1	102.8
Australia	22.3	15.8	68.4	51.2
Other countries	21.6	24.9	68.0	56.4
	$522.1	$453.1	$1,516.6	$1,314.5

(Unaudited)	December 31	March 31
(amounts in millions)	2012	2012
Non-current assets other than financial instruments and deferred tax assets
Canada	$465.9	$410.8
United States	599.9	577.8
South America	120.3	102.4
United Kingdom	307.8	255.6
Spain	47.8	49.6
Germany	60.9	61.4
Belgium	62.6	64.7
Luxembourg	133.6	-
Netherlands	68.0	79.3
Other European countries	180.6	72.1
United Arab Emirates	86.0	81.7
Other Asian countries	188.8	140.0
Other countries	58.5	38.0
	$2,380.7	$1,933.4